 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144646

PROSPECTUS

EAU Technologies, Inc.
3,596,032 Shares of Common Stock

This prospectus relates to registration of 3,596,032 shares of common stock of EAU Technologies, Inc. (Formerly known as Electric Aquagenics Unlimited, Inc.; “EAU” or the “company” or “us” or “we”) by the selling stockholders of EAU identified in this prospectus. This includes 1,051,670 shares issuable upon exercise of warrants and options held by the selling stockholders.  EAU is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, although EAU could receive up to $2,633,095 upon the exercise of warrants and options, to the extent they are exercised for cash.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “EAUI.OB.” On April 24, 2008, the closing bid price of our common stock was $1.00 per share.

We have not engaged any other underwriter or person to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

Investing in our common stock involves very high risks. See “Risk Factors” beginning on page 4 of this prospectus.

This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sales is not permitted.

The Securities and Exchange Commission and state securities commissions have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2008.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

SUMMARY FINANCIAL INFORMATION	2

THE OFFERING	3

RISK FACTORS	4

FORWARD-LOOKING STATEMENTS	10

USE OF PROCEEDS	10

DILUTION	10

SELLING STOCKHOLDERS	10

PLAN OF DISTRIBUTION	12

MANAGEMENT’S DISCUSSION AND ANALYSIS	12

DESCRIPTION OF BUSINESS	18

MANAGEMENT	25

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	33

DESCRIPTION OF PROPERTY	34

LEGAL PROCEEDINGS	34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	34

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS	37

DESCRIPTION OF SECURITIES	41

INDEMNIFICATION	42

EXPERTS	42

LEGAL MATTERS	42

HOW TO GET MORE INFORMATION	42

FINANCIAL STATEMENTS	F-1

Our audited financial statements for the fiscal year ended December 31, 2007, are contained in our Annual Report on Form 10-KSB.

PROSPECTUS SUMMARY

EAU TECHNOLOGIES, INC., previously known as Electric Aquagenics Unlimited, Inc. (referred to herein sometimes as “EAU,” “we,” “us,” or the “Company”), is in the business of developing, manufacturing and marketing equipment that uses water electrolysis to create fluids. These fluids have various commercial applications and may be used in commercial food processing organic or non-organic agricultural products that clean, disinfect, remediate, hydrate and moisturize. The processes for which these fluids may be used are referred to in this prospectus as the “EOW Technology.” For example, we believe that our food and agricultural treatment products potentially may be used to systemically treat all facets and phases of the food chain, from soil to animal feed to meat processing. Our products would accomplish this by eliminating dangerous and unhealthy pathogens from the food chain with organically based and highly effective solutions. We make the claim that our products are “non-toxic”. We can do this because at the levels we employ our technology, our studies both internal as well as through third parties show no toxicity. We are conducting further studies so we can make more specific claims in the future. At the levels employed, the fluids and products are safe for the environment and non-toxic. Our fluids and products also do not contain or leave harmful residues often associated with chemical-based supplements and disinfecting and cleaning agents. The electrolyzed fluids created by the EOW Technology (referred to herein sometimes as the “EO Fluids” or “Empowered WaterTM”) generated by our patented and patent pending specialized equipment currently replace many of the traditional products used in commercial, industrial and residential disinfecting and cleaning.

We have identified the following industries for early stage sales and marketing focus: 1) dairy production and processing, 2) meat and poultry processing, 3) clean in place (“CIP”) for food and beverage processing and 4) agricultural grow-out and processing (“Primary Markets”). As of the date of this Prospectus, the Company was focused on these markets because we believe that for each of these markets we have a competitive advantage, a leading strategic industry partner, or we can provide an attractive value-added proposition. To penetrate these markets, EAU is conducting trials that will lead to partnerships with industry leaders who can assist in rolling the technology out on a large scale.

We have obtained patent protection on two separate facets of electrolyzed fluids as well as the water generating technology. The facets for which we have obtained patent protection are how the fluids are used and how they are stabilized for use in different applications. Additionally, we have patents pending on poultry processing, and we have filed several provisional patent pending applications to protect new processes and products, as described herein. Previously, we generated our revenues primarily from equipment sales to the carpet and living surfaces industries, and some consumer product sales. In 2006, we saw our first sales in the agriculture segment. All of these sales were made to Water Science, LLC, a company set up primarily to market Empowered Water™ in Latin America. Currently we are seeking to expand those markets as well as introducing what we have learned in those markets to the United States. We will continue to seek to derive future EOW Technology revenues from recurring fees we charge to customers based on per-unit or per-gallon of fluid used after equipment has been installed. Additionally, we will seek to introduce our technology to meat and poultry processing by leveraging the development and trials that we conducted in the United States.

We have suffered recurring losses from operations and had an accumulated deficit of $41,982,629 as of December 31, 2007. For the year ended December 31, 2007, EAU had net losses of $10,891,337 and needs additional capital to execute its growth plan. We have received a going concern report from our independent auditors on our financial statements for fiscal years ended December 31, 2007 and 2006.

The shares being offered under this prospectus were issued in the following transactions:

In 2003, the Company sold to Charles and Donna Bergh warrants to purchase 100,000 shares of common stock at $0.50 per share. In May 2007, these warrants were exercised for $50,000. All of these shares are included in this prospectus.

During 2004, the Company used the services of a consulting company, Integra Management. As part of the payment to Integra the Company issued 60,000 shares for services. Jay Potter is the managing member of Integra Management. Mr. Potter is a member of the Board of Directors of the Company.

In October 2004, the Company entered into a public relations contract with Strategic Growth International for public relations consulting work. As part of the agreement, the Company issued 250,000 warrants, exercisable at $4.00 per share. All the shares underlying the warrants are being registered under this prospectus.

In August 2005, the Company terminated a joint venture agreement with KES Air. As part of the agreement the Company agreed to issue 100,000 warrants, exercisable at $0.01 per share. All the shares underlying the warrants are being registered under this prospectus.

In October 2005, the Company issued options to two individuals, William Shupe and Philip Adams, for services rendered with an exercise price of $0.01. The total number of shares being registered related to these issuances is 125,000.

In January 2006, the Company issued a total of 76,670 shares and 76,670 warrants to three groups for consulting services related to exploring potential business markets. The shares were valued at $2.58 per share.

In May 2006, the Company entered into a consulting agreement with JL Montgomery Consulting, LLC (“JLM”). Under the terms of the agreement, the Company issued 500,000 warrants for services. The Company is also obligated to pay JLM consulting fees after the Company achieves profitability. The shares underlying the warrants are being registered under this prospectus.

In October 2006, the Company sold and issued to Mr. Peter F. Ullrich 1,153,846 shares of the Company’s common stock. As part of the transaction, Mr. Ullrich also agreed to purchase an additional 1,153,846 shares in January 2007. The shares were sold for $1.30 per share, for a total of $3,000,000. The Company paid $30,000 in placement agent fees, for net proceeds to the Company of $2,970,000.

About Us

Our principal place of business is located at 1890 Cobb International Boulevard, Suite A, Kennesaw, Georgia 30152. Our telephone number at this facility is (678) 388-9492.

SUMMARY FINANCIAL INFORMATION

The summary financial information set forth below is derived from and should be read in conjunction with our financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	Year Ended December 31,
Statements of Operations	2007	2006
Revenues	$878,599	$1,150,472
Cost of Goods Sold	519,751	782,603

Gross Profit (Loss)	358,848	367,869
Operating Expense	8,612,016	7,067,719

Operating (Loss)	(8,253,168)	(6,699,850)
Other Income (Expense)	(2,673,211)	(735,090)
Loss from Discontinued Operations	(604,985)	(1,080,367)
Gain (Loss) on disposal of Discontinued Operations	640,027	(50)
Net (Loss)	$(10,891,337)	$(8,515,357)

(Loss) Per Share - Basic and Diluted	$(0.79)	$(0.81)

	December 31,	December 31,
Balance Sheets	2007	2006
Cash and cash equivalents	$1,413,744	$206,094
Total Current Assets	4,677,688	3,077,702
Total Assets	$5,347,458	$4,929,761

Total Current Liabilities	4,563,245	2,116,472
Total Long-Term Liabilities	7,358,786	6,752,070
Total Liabilities	11,922,031	8,868,542

Total stockholders’ equity (deficit)	(6,574,573)	(3,938,781)
Total Liabilities and stockholders’ equity	$5,347,458	$4,929,761

THE OFFERING

Common Stock
Up to 2,544,362 shares of common stock and up to 1,051,670 shares of common stock issuable upon exercise of outstanding options and outstanding warrants may be offered by the selling stockholders under this prospectus.

Common Stock Outstanding

Common stock outstanding prior to this offering	15,445,075 shares(1)

Common stock outstanding after this offering, assuming exercise of outstanding options and warrants	16,496,745 shares(2)

OTC Bulletin Board Symbol	Common stock: “EAUI.OB”

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. See “Use of Proceeds.”

Plan of Distribution
The shares of common stock offered hereby may be sold from time to time by the selling stockholders in one or more transactions in the over-the-counter or any public market on which our common stock trades at prevailing market prices at the time of the sale or in negotiated transactions.

We are paying all of the expenses in connection with the preparation of this prospectus and the related Registration Statement, estimated at $75,535. See “Selling Stockholders” and “Plan of Distribution.”

Risk Factors	This offering involves a high degree of risk. See “Risk Factors,” as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

(1)	Indicates shares of common stock outstanding at April 2, 2008.

(2)	15,445,075 shares outstanding at April 2, 2008 plus 1,051,670 shares, assuming exercise of all outstanding options and warrants, equals a total of 16,496,745 shares.

Because the selling stockholders will offer and sell the shares of our common stock at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling stockholders. The shares of common stock offered hereby may be sold from time to time by the selling stockholders in one or more transactions in the over-the-counter or any public market on which our common stock trades at prevailing market prices at the time of the sale or in negotiated transactions. Our stock is included for quotation in the OTC Bulletin Board under the symbol “EAUI.OB.”

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related To Our Business

An investment in the Company's securities involves a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the Company and its business before making an investment decision to purchase the Company's securities.

We cannot guarantee that we will continue as a going concern because we have not yet been successful in establishing profitable operations.

We have received a report from our independent auditors on our financial statements for fiscal years ended December 31, 2007 and 2006. The footnotes to our financial statements list factors, including recurring losses since incorporation, which raise some doubt about our ability to continue as a going concern.

We will need substantial additional funds that we may not be able to acquire.

Our senior convertible note payable with Water Science will become due in September 2008, which will require cash of $3,000,000 in order to satisfy the debt, if the note is not converted into common stock. We anticipate that we may need an additional $2,000,000 or more in future funding to execute our business plan over the next twelve months. Moreover, if we able to expand our sale of EO machines as anticipated, we will need significant additional working capital to fund that expansion. In addition, our cash requirements may vary materially from those now planned as a result of marketing efforts, relationships with suppliers, changes in the direction of our business strategy, and/or competitive and technical advances for electrolyzed water as a sanitizer. We may not be able to continue to improve or develop successful electrolyzed water products. In addition, it may be more costly than we have anticipated developing new products. We may incur costs that are necessary to comply with governmental requirements. For example, we may be required to obtain approval from the U.S. Food and Drug Administration for our current or planned products. We may require substantial additional funding for our operating expenses and for marketing and sales programs. We may not be able to obtain adequate funds for these purposes when we need them or on acceptable terms.

It is difficult for third parties to evaluate our likely future performance because we are an early stage company without long operating history.

Since our incorporation in March 2000, we have been engaged in start-up and development activities. We have operated at a loss, and we expect losses to continue. We have little operating history upon which a third party may base an evaluation of our likely future performance.

We may not be able to successfully develop our business because our products and market are evolving.

There can be no assurance that our business strategies will lead to any profits. We face risks and uncertainties relating to our ability to successfully implement our strategies. We face expenses and uncertainties related to operating with a little known product, with an unproven business model, and a new and rapidly evolving market. Our business model is based on an expectation that demand for ecologically friendly disinfecting and cleaning products will increase materially. However, the demand may never materialize.

We have a history of losses, and we will need additional capital to continue our operations. If we are unable to obtain additional capital, we will have to curtail our operations.

As of the date of this Prospectus, we have generated limited revenues and incurred significant losses. We have never been profitable and continue to incur losses from operations. We may never generate sufficient revenue, income and cash flows to support our operations. We expect to incur losses because we anticipate incurring significant expenses in connection with developing our generators and products, expanding markets, and building brand awareness. Our future revenues could decline by reason of factors beyond our control such as technological changes and developments, downturns in the economy and decreases in demand for sanitizing electrolyzed fluid related products. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the value of our common stock may decline.

Our management may not have adequate time and resources to conduct our distribution activities, which could hinder our ability to sell products.

Currently we do not use independent parties to distribute or place our generators. We do not expect to use outside distributors to market or sell our products in the next 12 months. We may not be able to sell our products effectively if our management does not have adequate time and resources to conduct our distribution activities. Moreover, as our sales grow, the strain on our management to sell and distribute products may increase. In the event that we decide to retain distributors, we may not be able to establish relationships with distributors. In addition, we may incur additional costs and business delays and interruptions in sourcing distributors.

It may be difficult to assess our future income performance as a number of factors may cause fluctuations in operating results.

We believe that period-to-period comparisons of our operating results are not a good indication of our future performance because of variables which include:

•	Growth rate of the market for environmentally friendly sanitizing products;

•	Our ability to attract and retain customers;

•	Our ability to upgrade, develop and maintain our systems and infrastructure;

•	Amount and timing of operating costs and capital expenditures relating to business expansion and infrastructure;

•	Delays in developing and introducing new products;

•	Announcement, introduction and market acceptance of new or enhanced sanitizing products by competitors;

•	Governmental regulation of our products by agencies such as the FDA, USDA, EPA, or others.

Failure to successfully develop and introduce new products would harm our business.

Our future success depends in large part on our ability to develop new or enhanced uses for our products. We may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of enhancements to, and new versions of, our products. We may be unable to develop or acquire marketable products in a timely manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. As the market and technology related to environmentally friendly sanitizing products grows, we may change our business model to take advantage of new business opportunities, including business areas in which we do not have extensive experience. Failure to develop these or other businesses successfully, would be harmful to our business.

We may be unable to protect our intellectual property and proprietary rights, which could harm our business.

Our success depends in part upon our ability to protect our intellectual property. We rely on a combination of trade secret, trademark, and contractual protection to establish and protect our proprietary rights. We are also applying for patent protection from the United States government, but do not own patents on products that we intend to launch in the next 12 months. We may enter into confidentiality agreements with employees and consultants involved in product development or distribution. Despite efforts to protect proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Precautions may not prevent someone from misappropriating or infringing our intellectual property, or an independent third-party from developing competitive products.

Our products are not patented which creates vulnerability to competitors.

We have been assigned rights to applications submitted to the U.S. Patent and Trademark Office for a utility patent relating to the use of our electrolyzed acidic fluid to sanitize eggs, and a second patent relating to the use of our electrolyzed alkaline fluid to clean and sanitize carpets and hard surfaces. The active ingredient in the sanitizing fluids that are created by our generator products is electrolyzed water that kills bacteria, viruses and molds shortly after contact. We did not create the concept of electrolyzed water as a sanitizer and cleaner and other companies may purchase machines to create electrolyzed water or develop machines to create electrolyzed water and compete with us. Such competition could have a harmful effect on our business.

If our services and technologies are used in defective products or include defective parts, we may be subject to product liability or other claims.

If we market products that are defectively manufactured, used in defective or malfunctioning products or contain defective components, we could be subject to product liability claims and product recalls, safety alerts or advisory notices. While we have product liability insurance coverage, we cannot assume that it will be adequate to satisfy claims made against us in the future or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition, results of operations and reputation, and on our ability to attract and retain licensees and customers.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act”) requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report on Form 10-KSB. That report must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified.

We have identified material weaknesses in our internal controls over financial reporting. See “Item 8A—Controls and Procedures—Management’s Report on Internal Control Over Financial Reporting” in the Company’s Form 10-KSB for a discussion of these material weaknesses. As of the date of this Prospectus, we are still in the process of implementing remedial measures related to the material weaknesses identified as discussed at Item 8A—“Controls and Procedures—Management’s Report on Internal Control Over Financial Reporting” in our Form 10-KSB. If our efforts to remedy the weaknesses we identified are not successful, our business and operating results could be harmed and the reliability of our financial statements could be impaired, which could adversely affect our stock price. The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal controls over financial reporting will continue to evolve as we continue in our efforts to grow and expand our business. Although we intend to continue to improve our internal control processes in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot assure you that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

We will incur substantial costs to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 (the Act) introduced new requirements regarding corporate governance and financial reporting. Among the many requirements is the requirement under Section 404 of the Act for management to annually assess and report on the effectiveness of our internal control over financial reporting and for our registered public accountant to attest to this report. The SEC has modified the effective date and adoption requirements of Section 404 implementation for non-accelerated filers, such as us, such that we were first required to issue our management report on internal control over financial reporting in our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. The costs to comply with these requirements will likely be significant and adversely affect our operating results. In addition, there can be no assurance that we will be successful in our efforts to comply with Section 404. If we fail to comply with Section 404, we could incur penalties and additional expenditures to meet the requirements, which could affect the ability of our auditors to issue an unqualified report, which is currently required to be submitted by December 31, 2009. If the auditors are unable to issue an unqualified report, this, in turn, may further adversely affect our business and operating results.

Convertible promissory notes and stock purchase warrants that we issued may subject us to liability under Sections 5 and 12 of the Securities Act of 1933 if they are deemed unregistered securities sold without an exemption.

Convertible promissory notes totaling approximately $82,214 along with warrants issued to Castle Arch Bridge Fund, L.L.C. and Charles and Donna Bergh in 2002 may not be deemed exempt transactions under Section 4(2) of the Securities Act of 1933 and, therefore, would expose us to potential liability under Sections 5 and 12 of the Securities Act of 1933 and state blue securities laws. The SEC, state agencies or the security holders could bring actions in state or federal courts disputing the legality of the issuance. If a court holds that the sales of the convertible promissory notes are not exempt transactions, damages could include court ordered disgorgement of the $82,214 note proceeds, payment of interest to the holders of the securities for the period we held the $82,214, and court fees and costs awarded to the holders of those securities.

We may incur additional costs to address federal and state tax compliance issues.

Management has determined that the Company owes taxes with respect to certain stock options and warrants granted for services provided to the Company. This tax liability arose because the Company’s failed to satisfy withholding tax obligations when options were exercised and to timely amend certain options to comply with the applicable requirements of Section 409A of the Code during fiscal year 2005 and the first six months of 2006. Management has reviewed all options and warrants with professional tax advisors to determine the proper treatment. However, based on the present estimate of this tax liability, the Company has accrued a liability in its financial statements of $82,000 for these taxes. The Company’s estimate assumes that a significant discount may be utilized in determining the fair market value of the Company’s stock for purposes of calculating the applicable employment taxes owed by the Company based on factors such as lack of marketability or restrictions on trading. If this position were challenged successfully by the Internal Revenue Service, the Company’s actual tax liability may be greater. The Company has estimated its maximum potential tax liability attributable to the options to be $184,000.

The Company has also determined that it may owe additional taxes with respect to compensation paid to certain former officers in 2005 and the first six months of 2006. The Company classified these former officers as independent contractors for federal and state tax purposes. If the Company’s classification of these former officers as independent contractors were challenged successfully, the Company would be liable for underpayment of federal and state employment taxes. Based on the present estimate of this tax liability, the Company has accrued a liability in its financial statements of $118,000. This estimate assumes that the Company may reduce its tax liability for the income and self-employment taxes paid by these former officers on the compensation received from the Company. If the Company is unable to reduce its tax liability for taxes paid by these former officers, the Company’s actual tax liability attributable to this issue may be greater. The Company has estimated its maximum potential tax liability attributable to this issue to be up to $390,000.

GENERAL RISKS RELATING TO THE SANITATION AND CLEANING INDUSTRIES.

Competition from major companies may decrease our market share, net revenues and gross margins.

Competition in the chemical based disinfecting and surface cleaning products market is intense, and we expect competition to increase. Companies such as SC Johnson, The Clorox Company, Dow, and Procter & Gamble dominate the market. It is possible that large companies that sell chemical based disinfecting and surface cleaning products could develop sanitizers composed of electrolyzed fluids as the key ingredient. Due to these potential competitors' extreme size and financial health, they could use their substantial market share and name recognition, and easy access to marketing outlets and capital markets to compete with us. These companies have substantially greater financial, creative and marketing resources, and proven histories, and may decide to enter and effectively compete in the electrolyzed fluid market, which could adversely affect our business.

Competitors currently selling electrolyzed fluid based sanitation and cleaning products may decrease our market share, net revenues and gross margins.

Many of the companies that already sell electrolyzed fluid based sanitation and cleaning products are able to frequently update and expand products and introduce new products and to diversify product offerings. Many of these competitors are large and financially strong, and include Hoshizaki, Miox, and Toyo. We compete with these companies primarily in developing electrolyzed fluid products and applications and obtaining customers. These companies have substantially greater financial, creative and marketing resources and proven histories that could make it difficult to compete or maintain customers in the electrolyzed fluid sanitizer market.

Our net revenues and gross margins will not improve if the market for environmentally friendly sanitizing products does not develop.

The market for environmentally friendly sanitizing products is new and evolving. As a result, demand and market acceptance for our products is uncertain. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products do not achieve or sustain market acceptance, our business could be harmed.

Our success will depend on growth in consumer acceptance of environmentally friendly sanitizing products as an alternative to chemically based products.

Factors that might influence market acceptance of our products over which we have little or no control include development of alternative products or methods and willingness of consumers and businesses to use environmentally friendly sanitizing products. Our success depends on the increasing demand for environmentally friendly disinfecting and sanitizing products. If such demand does not continue to increase, demand for our products will be limited and our financial results will suffer.

Inability to manage growth could hinder our success.

We believe electrolyzed water as a sanitizer has broad applications and due to its non-toxic nature has advantages over chemical based sanitizers. As a result, we believe that we have the ability to grow rapidly during the next few years. In the event we do grow rapidly, we will be in circumstances currently unfamiliar to us. Our efforts to manage our production and larger scale quality assurance efforts may not be successful or we may fail to satisfy large demand requirements on a timely and/or cost-effective basis. A failure to manage our growth would have an adverse effect on our operations and overall financial health.

ADDITIONAL RISKS RELATED TO OUR COMMON STOCK

Continued control by existing management and a limited number of shareholders.

The Company's management and a limited number of shareholders retain significant control over the Company and its business plans and investors may be unable to meaningfully influence the course of action of the Company. The existing management and a limited number of shareholders are able to control substantially all matters requiring shareholder approval, including nomination and election of directors and approval or rejection of significant corporate transactions. There is also a risk that the existing management of the Company and a limited number of shareholders will pursue an agenda which is beneficial to themselves at the expense of other shareholders.

There is no assurance of an active public market for the Company's common stock and the price of the Company's common stock may be volatile.

Given the relatively minimal public float and trading activity in the Company's securities, there is little likelihood of any active and liquid public trading market developing for its shares. If such a market does develop, the price of the shares may be volatile. Since the shares do not qualify to trade on any national securities exchange, if they do actually trade, the only available market will continue to be through the OTC Bulletin Board or in the "pink sheets". It is possible that no active public market with significant liquidity will ever develop. Thus, investors run the risk that investors may never be able to sell their shares.

Possible future issuances of additional shares that are authorized may dilute the interests of stockholders.

The Company's Certificate of Incorporation currently authorizes its Board of Directors to issue up to 50,000,000 shares of Common Stock. Any additional issuances of any of the Company's securities will not require the approval of shareholders and may have the effect of further diluting the equity interest of shareholders.

Existence of limited market for the Company's common stock.

There has been a very limited market for the Company's common stock. Accordingly, although quotations for the Company's common stock have been, and continue to be, published on the OTC Bulletin Board and the "pink sheets" published by the National Quotation Bureau, Inc., these quotations, in light of the Company's operating history, continuing losses and financial condition, are not necessarily indicative of the value of the Company. Such quotations are inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

There are legal restrictions on the resale of the common shares offered herein, including penny stock regulations under the U.S. federal securities laws. These restrictions may adversely affect the ability of investors to resell their shares.

Our securities are subject to the “penny stock” rules, which apply generally to equity securities with a price of less than $5.00 per share, other than securities registered on certain national exchanges or quoted on the NASDAQ Capital Market. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the common stock and warrants offered hereby in the secondary market. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers willing to engage in the trading of our shares. This results in reduced liquidity and an increase in the spread between the bid and ask price. Investors should be aware that the level of trading activity on the secondary market can be very illiquid and investors may find it expensive and difficult to sell their shares.

Sales of a substantial number of restricted shares that will be eligible for sale could adversely affect the price of our common stock.

We have issued 10,839,843 shares of "restricted" common stock in consideration for proprietary rights, business plans, organizational services and expenses and cash in private placements. Many of the shares are held by persons who are officers, directors and/or control persons of the Company and who hold such shares as "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. These securities held by officers, directors and/or control persons may be sold in compliance with Rule 144 which provides, in essence, that officers and directors and others holding restricted securities may each sell, in brokerage transactions, an amount equal to 1% of the company's total outstanding common stock every three months. In addition, Rule 144 provides that shares must not be sold until they have been held for a period of at least one year from the date they were fully paid for. The possible sale of these restricted securities under Rule 144 may, in the future, have a depressive effect on the price of the company's Common Stock in any public market which may develop, assuming there is such a market, of which there can be no assurance. Furthermore, persons holding restricted securities for one year who are not "affiliates" of the company, as that term is defined in Rule 144, may sell their securities pursuant to Rule 144 without any restrictions and/or limitations on the number of shares sold. There are approximately 11,651,781 shares of Common Stock which will be available for sale under Rule 144 beginning December 31, 2007.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

USE OF PROCEEDS

We will not receive any proceeds from this offering. All proceeds from the sale of the shares by this prospectus will go to the selling stockholders, although EAU could receive up to $2,633,095 upon the exercise of warrants and options to the extent they are exercised for cash.

DILUTION

The net tangible book value of our Company as of December 31, 2007 was $(6,636,131) or $(0.44) per share of common stock. Net tangible book value per share is determined by dividing the tangible book value of our Company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Our net tangible book value, however, will not be impacted by the common stock to be registered hereunder, as there will be no new shares issued in connection with this offering.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders.  A description of each selling stockholder’s number of shares and the percentage each will be registered in this filing, is below.

Each selling stockholder will determine the number of shares that he or she may actually sell. The selling stockholders are under no obligation to sell all or any portion of the shares offered, nor are the selling stockholders obligated to sell such shares immediately under this prospectus. Particular selling stockholders may not have a present intention of selling their shares and may offer less than the number of shares indicated. Because a selling stockholder may sell all, some or none of his or her shares of common stock, no estimate can be given as to the number of shares of our common stock that will be held by a selling stockholder upon termination of the offering. Shares of our common stock may be sold from time to time by the selling stockholders or by pledges, donees, transferees or other successors in interest.

Selling stockholder	No. Shares Beneficially Owned Prior to Offering(1)	Maximum No. Shares Being Offered(1)	No. Shares Beneficially Owned After Offering(2)	% of Outstanding Shares Owned After Offering
JL Montgomery Consulting, LLC. (3)	567,377	500,000	67,377	0%
Peter Ullrich (4)	14,485,569	2,307,692	12,177,877	52.6%
Integra Management (5)	60,000	60,000	0	0%
TCI Global, LLC(6)	83,340	83,340	0	0%
Fresh off the Boat, LLC (7)	60,000	60,000	0	0%
Debra Nelson (8)	10,000	10,000	0	0%
Strategic Growth International Inc. (9)	250,000	250,000	0	0%
John Hayman (10)	40,000	40,000	0	0%
John Hayman, Jr. (10)	30,000	30,000	0	0%
Scott Hayman (10)	20,000	20,000	0	0%
Dave Heffner (10)	10,000	10,000	0	0%
William R. Shupe(11)	100,000	100,000	0	0%
Phillip Adams(12)	25,000	25,000	0	0%
Charles and Donna Bergh JTWROS, Charles and Donna Bergh, Trustees (13)	100,000	100,000	0	0%

(1)
The Company only has one class of stock outstanding, thus all shares being offered are shares of common stock. Beneficial ownership as of April 2, 2008, for all selling stockholders based upon information provided by the selling stockholders known to us.

(2)	Percentages and share ownership numbers are as April 2, 2008 and are based on the assumption that all such shares will be sold by the selling stockholder.

(3)
J. Leo Montgomery is the managing member of JL Montgomery Consulting, LLC (“JLM”). JLM has acted as a consultant to the Company. In November 2007, Mr. Montgomery was elected to the Board of Directors of the Company as the non-executive Chairman. Under the terms of the agreement, the Company is obligated to pay JLM consulting fees after the Company achieves profitability. These shares represent warrants to purchase 500,000 shares of common stock pursuant to a consulting agreement with the Company.

(4)
Water Science, LLC is the exclusive licensee of EAU’s technologies in Latin America. Water Science is owned and managed by Peter Ullrich, EAU’s largest shareholder and customer. Mr. Ullrich is a member of the Board of Directors of the Company. See “Certain Relationships and Related Transactions.” Shares offered by Peter Ullrich include 1,153,846 shares that were purchased by Mr. Ullrich in October 2006 and 1,153,846 shares purchased in January 2007, pursuant to a purchase agreement entered into in October 2006. For additional information about beneficial ownership, see “Security Ownership of Certain Beneficial Owners and Management.”

(5)
Jay Potter is the managing member of Integra Management. Mr. Potter is a member of the Board of Directors of the Company. Integra Management provided consulting services to the Company. The shares being offered were acquired by Integra Management in 2004 for consulting services provided to the Company. See “Certain Relationships and Related Transactions.” For additional information about beneficial ownership, see “Security Ownership of Certain Beneficial Owners and Management.”

(6)	Sean Sullivan is the managing member of TCI Global, LLC. TCI Global, LLC received 41,670 shares and 41,670 warrants for consulting services performed in 2006.

(7)	Stevenson Asuega is the managing member of Fresh Off the Boat, LLC. Fresh Off the Boat, LLC received 30,000 shares and 30,000 warrants for consulting services performed in 2006.

(8)	Debra Nelson, a consultant, received 5,000 shares and 5,000 warrants for consulting services performed in 2006.

(9)
Richard Cooper is the Chairman of the Board of Directors for Strategic Growth International Inc. These shares represent warrants to purchase 250,000 shares of common stock pursuant to a consulting agreement with the Company.

(10)	The shares represent warrants to purchase 100,000 shares of common stock pursuant to the termination agreement of a distributor agreement between the Company and KesAir Corporation.

(11)	William Shupe is a former employee who was given options to purchase up to 100,000 shares of common stock. The option grant was for services performed by Mr. Shupe.

(12)	Phillip Adams is a former employee who was given options to purchase up to 25,000 shares of common stock. The option grant was for services performed by Mr. Adams.

(13)	Charles and Donna Bergh purchased 100,000 warrants in 2003. The warrants were exercised in 2006 for $50,000, or $0.50 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or others who may later hold the selling stockholders’ interests. We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The selling stockholders may sell the shares in the over-the-counter market or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

When selling the shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers;

•	sell shares short themselves and redeliver such shares to close out their short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act. If the selling stockholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

In addition to selling their shares under this prospectus, the selling stockholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act;

•	transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EAU TECHNOLOGIES, INC., previously known as Electric Aquagenics Unlimited, Inc. (referred to herein sometimes as “EAU,” “we,” “us,” or the “Company”), is in the business of developing, manufacturing and marketing equipment that uses water electrolysis to create fluids. These fluids have various commercial applications and may be used in commercial food processing organic or conventional agricultural products that clean, disinfect, remediate, hydrate and moisturize. The processes for which these fluids may be used are referred to in this prospectus as the “EOW Technology.” For example, we believe that our food and agricultural treatment products potentially may be used to systemically treat all facets and phases of the food chain, from soil to animal feed to meat processing. Our products would accomplish this by eliminating dangerous and unhealthy pathogens from the food chain with organically based and highly effective solutions. We make the claim that our products are “non-toxic”. We can do this because at the levels we employ our technology, our studies both internal as well as through third parties show no toxicity. We are conducting further studies so we can make more specific claims in the future. At the levels employed, the fluids and products are safe for the environment and non-toxic. Our fluids and products also do not contain or leave harmful residues often associated with chemical-based supplements and disinfecting and cleaning agents. The electrolyzed fluids created by the EOW Technology (referred to herein sometimes as the “EO Fluids” or “Empowered WaterTM”) generated by our patented and patent pending specialized equipment currently replace many of the traditional products used in commercial, industrial and residential disinfecting and cleaning.

We have identified the following industries for early stage sales and marketing focus: 1) dairy production and processing, 2) meat and poultry processing, 3) clean in place (“CIP”) for food and beverage processing and 4) agricultural grow-out and processing (“Primary Markets”). As of the date of this Prospectus, the Company was focused on these markets because we believe that for each of these markets we have a competitive advantage, a leading strategic industry partner, or we can provide an attractive value-added proposition. To penetrate these markets, EAU is conducting trials that will lead to partnerships with industry leaders who can assist in rolling the technology out on a large scale.

We have obtained patent protection on two separate facets of electrolyzed fluids as well as the water generating technology. The facets for which we have obtained patent protection are how the fluids are used and how they are stabilized for use in different applications. Additionally, we have patents pending on poultry processing, and we have filed several provisional patent pending applications to protect new processes and products. Previously, we generated our revenues primarily from equipment sales to the carpet and living surfaces industries, and some consumer product sales. In 2006, we saw our first sales in the agriculture segment. All of these sales were made to Water Science, LLC, a company set up primarily to market Empowered Water™ in Latin America. Currently we are seeking to expand those markets as well as introducing what we have learned in those markets to the United States. We will continue to seek to derive future EOW Technology revenues from recurring fees we charge to customers based on per-unit or per-gallon of fluid used after equipment has been installed. Additionally, we will seek to introduce our technology to meat and poultry processing by leveraging the development and trials that we conducted in the United States.

We have recently signed a contract to install our pathogen remediation equipment at Murray’s Chicken in South Fallsburg, NY. Murray’s Chicken processes poultry grown without antibiotics and is Certified Humane. Murray’s recently announced the launching of its Eco Friendly packaging.

We have shipped and installed five of the nine units ordered from Water Sciences, LLC. The units have been installed in Holland, Ecuador, Costa Rica, Mexico and Colombia. Shipment dates and locations of the remaining units have yet to be determined by Water Sciences. Water Sciences is currently using Empowered Water™ fluids in various agricultural channels.

We are currently installed in four Whole Foods Market (WFM) stores in the South Region. These stores are using the Empowered Water™ in three areas of the store: floral, fresh cut produce and leafy vegetable rinse area. In January 2007, the Company entered into an amended exclusive licensing and product supplier agreement with Zerorez Franchising Systems, Inc. (Zerorez), a previously affiliated entity, to provide Zerorez with its Primacide water solutions and water generator for its carpet cleaning franchisees. The Company has sold Empowered Water™ generators to over 30 franchises. The Company is committed to sell to Zerorez the Primacide B water generator over the next 5 years under the agreement, ending on December 31, 2011. The agreement allows for the automatic renewal of the agreement for three (3) terms of five year terms, unless both parties agree to the cancellation of the agreement.

In May 2007, we signed an agreement with a small dairy plant whereby the dairy has agreed to lease our equipment and pay a royalty for the technology beginning in August 2007. The Company had been testing our equipment in this facility for over one year. While the amounts for this agreement are not significant, the Company believes that this agreement will serve as a model for expanding its presence in the dairy industry. Since then, we have also signed agreements with multiple other dairies to install our equipment and begin testing our equipment at their facilities. We are currently in trials on six farms in different regions of the Country.

Our operations are currently funded by a combination of revenues and capital funding.

Financial Position and Results of Operations

The following discussion should be read in conjunction with selected financial data and the financial statements and notes to financial statements.

Financial Position

The Company had $1,413,744 in cash as of December 31, 2007, compared to $206,094 at December 31, 2006. Our working capital as of December 31, 2007 was $114,443 compared to $961,230 at December 31, 2006. The primary reason for the change in our working capital for the year ended December 31, 2007, was due to the reclassification of the senior convertible note from long-term debt to a current liability. The Company has received and recorded $697,500 in advance deposits from Water Science on machine orders at December 31, 2007. This will be reduced as the Company delivers machines on order to Water Science, a related party. Water Science, who has exclusive rights to sell our products in South America and Mexico, is also an affiliate of the Company, by agreement may purchase machinery from us at cost plus 25 percent. These deliveries are targeted to occur during 2008. Long term debt decreased from $1,371,091 at December 31, 2006 to $59,045 at December 31, 2007. This is due to the reclassification of the senior convertible note from long-term debt to a current liability. At December 31, 2007, our stockholders’ deficit was $6,574,573.

Summary of select balance sheet information follows:

	December 31, 2007	December 31, 2006
Balance Sheet Data:
Cash and Cash Equivalents	$1,413,744	$206,094
Total Current Assets	4,677,688	3,077,702
Total Assets	5,347,458	4,929,761
Total Current Liabilities	4,563,245	2,116,472
Long Term Debt	59,045	1,371,091
Total liabilities and stockholders’ equity	$5,347,458	$4,929,761

Results Of Operations For The Year Ended December 31, 2007 As Compared To The Year Ended December 31, 2006

Revenues and Net Income - Net revenues for the year ended December 31, 2007, decreased by $271,873, or 24%, to $878,599, of which $717,503 are revenues from a related party, compared to revenues of $1,150,472 for the year ended December 31, 2006. The majority of the revenues are from sales of our EO water machines to Water Science, a related party with an exclusive license for Central and South America. Equipment sales to Water Science totaled $517,503 or 59% of total revenues. We also recognized $200,000 in licensing revenues related to the exclusive license granted to Water Science.

Our cost of sales decreased by $262,852, to $519,751, for the year ended December 31, 2007. This is a 34% decrease over the $782,603 cost of sales during the year ended December 31, 2006. This decrease is attributable to the decrease in product sales of our EO water machines. We have also been able to develop better cost-effective manufacturing processes and procedures.

Our net loss for the year ended December 31, 2007, was $10,891,337, which is $2,375,980 more than the $8,515,357 net loss for the fiscal year ended December 31, 2006. This increase of 28% in the net loss is primarily attributable to the Company’s continued capital raising efforts. In May 2007, the Company, as part of a financing agreement with a related party, cancelled 8,400,000 outstanding warrants and granted 8,400,000 new warrants. (See Item 5 above) As part of the new warrants the Company recorded a non-cash loss on derivative liability of $2,118,761 in 2007 as compared with a gain on the adjustment to fair value of the derivative liability of $714,404 in 2006.

General and Administrative Expense - The Company incurred total general and administrative expenses of $8,260,609 in 2007, a 24% increase over the $6,638,052 incurred in 2006. General and administrative expenses for 2007 consist primarily of payroll expense ($1,318,354), expenses related to stock options and warrants ($4,705,545), professional fees ($966,988), travel related expenses ($269,699) and insurance expense ($209,033).

During the year ended December 31, 2007, we expended $966,988 in professional fees, which include legal and consulting fees. This was a decrease of $377,006 or 28%, from the $1,343,994 spent in 2006. This decrease is primarily due to the Company’s efforts to reduce costs and better utilize its own resources.

Our interest expense remained relatively unchanged from $1,161,485 in 2006 to $1,122,930 in 2007. The majority of the interest expense is related to a $3,000,000 loan to us from Water Sciences. This loan has a full discount of $3,000,000 which is being amortized to interest expense over the life of the loan. See Note 10 to our audited financial statements. This required accounting treatment resulted in our recognizing a $1,000,000 in interest expense for the year ended December 31, 2007 and 2006.

Research and Development - Our research and development expenses for the year ended December 31, 2007, were $140,944, a decrease of $194,909, or 58%, as compared to $335,853 for the year ended December 31, 2006.

Summary of select income statement information follows:

	Year Ended December 31,
	2007	2006	Better (Worse)	Percent Change
Revenue, net	$878,599	$1,150,472	$(271,873)	24%
Gross profit	358,848	367,869	(9,021)	2%
Loss from continuing operations	10,926,379	7,434,940	(3,491,439)	47%
Gain (loss) from discontinued operations	35,042	(1,080,417)	1,115,459	103%
Net loss	10,891,337	8,515,357	(2,375,980)	28%
Loss per share	0.79	0.71	(0.08)	11%

Liquidity And Capital Resources

At December 31, 2007, we had cash and cash equivalents of $1,413,744, compared to $206,094 at December 31, 2006. We have had continuing net losses of $10,891,337 for the year ended December 31, 2007 compared with net losses of $8,515,357 for the year ended December 31, 2006. The net loss per share for the year ended 2007 was $0.79 compared to a loss of $0.71 per share for the same period in 2006. Our working capital as of December 31, 2007 was $114,443 for reasons discussed above under financial position.

Net cash used in operating activities for the year ended December 31, 2007 was $4,715,198, a 23% decrease, compared to $6,104,588 for the same period in 2006. The primary uses of cash were purchases of inventory of $357,084, an increase in restricted cash of $240,000 and a decrease in accounts payable of $296,020. Also included in the net cash used is $116,453 used from discontinued operations.

At December 31, 2007, the Company’s net inventory was $2,814,533, representing an increase of 12% from the $2,502,263 on hand at December 31, 2006. The Company is in multiple tests of our equipment and has included the machines in inventory until they are sold and enter into revenues.

The operating outflow of cash was reduced by the Company issuing warrants and stock options in lieu of cash during the quarter of $4,705,545. The Company adopted SFAS 123(R), effective January 1, 2006, and now expenses stock options given to employees. The Company recognized a non-cash increase from the discounting of the Company’s note payable to Water Science, LLC of $1,000,000. (See Note 10 to the Company’s financial statements.) Further, the Company recognized a non-cash increase in the derivative liability of $2,118,762, due to changes in the Black-Scholes value of the liability.

Cash flows from investing activities provided the Company $1,891,164 during the period ended December 31, 2007 as compared to $429,862 provided for in the same period in 2006. During 2007, the cash flows consisted primarily of net cash receipts of $2,150,000 from the sale of our consumer products division (See Note 15 to the Company’s financial statements) and the issuance of a Note Receivable for $150,000 and purchase of equipment of $91,848. During 2006 the primary cash flows from investing activities consisted primarily of $456,201 provided from the sale of our investment in Equilease and $54,552 used to purchase equipment.

Cash flows from financing activities provided the Company $4,031,684 and $5,199,472 for the years ended December 31, 2007 and 2006, respectively. This is primarily a result of the Company’s continued sales of its common stock to fund operations. The Company raised $3,550,000 and $5,230,747 from the sale of stock and $500,000 and $0 from the advance made by a related party in anticipation of exercising warrants. This amount was offset by payments made on notes payable in the amount of $18,316 and $31,275 in 2007 and 2006, respectively.

On August 16, 2007, EAU and Perfect Water and Essential, LLC (“PWE”) entered into a Agreement for Purchase and Sale of Assets— Perfect Empowered Drinking Water and Perfect Essentials (the “Asset Purchase Agreement”) pursuant to which PWE had the right to purchase certain assets of the Company which were used in the operation of its consumer division, which division is commonly referred to by the Company as the Perfect Essentials Division. On November 15, 2007, EAU and PWE closed the sale of the assets of its consumer division. In connection with the sale, PWE paid, in addition to a deposit on hand of $50,000, $2,300,000 in cash and a Note Payable for $150,000 to EAU, for total consideration of $2,500,000.

Our working capital requirements for the foreseeable future will vary based upon a number of factors, including, our timing in the implementation of our business plan, our growth rate and the level of our revenues. In April 2007, we received a $1 million advance from Water Science. In May 2007, we entered into an agreement to cancel and re-issue certain warrants to Water Science. As part of the agreement, the Company has a right to require Water Science to exercise one of the warrants for up to 3,230,769 shares at $1.30 per share; the Company may exercise the put right from time to time, but not more often than once per month. In June and August, the Company received additional advances totaling $1,000,000. In October the advances were used to exercise 1,538,463 warrants. Also, in October, the Company received another advance of $500,000. We have no commitments to fund any future capital expenditures.

We expect that our current assets, along with cash generated from anticipated revenues and funds from our put right, will not provide us with sufficient funding for the next twelve months. Further, if we are able to expand our sale of EO machines as anticipated, we may need significant additional working capital to fund that expansion. Our senior convertible note payable with Water Science will become due in September 2008, which will require cash of $3,000,000 in order to satisfy the debt, if the note is not converted into common stock. We anticipate that we may need an additional $2,000,000 or more in future funding to execute our business plan over the next twelve months. Moreover, if we able to expand our sale of EO machines as anticipated, we will need significant additional working capital to fund that expansion. In addition, the Company continues to experience negative cash flow from operations. If the Company is unable to generate positive cash flow, the ability of the Company to continue as a going concern is in substantial doubt. If the Company does not raise sufficient funds in the future, we may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated requirements.

Future financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, a subsequent decline in the trading price of our common stock and the downturn in the U.S. stock and debt markets could make it more difficult for us to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.

Recent Accounting Pronouncements

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payments to employees and directors including employee stock options  and stock purchases related to the our employee stock option and award plans based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Option No. 25, “Accounting for Stock Issued to Employees” (“APB25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s financial statements as of and for the three month period ended March 31, 2007 reflect the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the three month period ended March 31, 2007 and 2006 was $152,222 and $323,786, respectively, related to employee stock options issued and vesting during the period.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, an amendment of APB Opinion 20 and FASB Statement No. 3,” which changes the requirements for accounting for and reporting on a change in accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of SFAS No. 154 will not have a material impact on our results of operations.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets, an amendment of FASB No. 140,” which modifies the accounting for and reporting of servicing asset and servicing liabilities. This statement is effective as of the beginning of our first fiscal year that begins after September 15, 2006. SFAS No. 156 is not currently applicable to the company and, we believe that the adoption of SFAS No. 156 will not have a material impact on our results of operations.

In June 2006, the FASB issued Financial Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.” FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of applying the various provisions of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” that provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. This standard will be effective for financial statements issued for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of applying the various provisions of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact the adoption of SFAS 159 may have on our consolidated financial statements.

Inflation

We do not expect the impact of inflation on operations to be significant.

Precious Metals

Raw materials used by the Company in the EO Machines include a number of precious metals and minerals. Prices of these materials can be volatile and the Company has no fixed price contracts or arrangements. The Company ordinarily does not attempt to hedge the price risk of its raw materials. Commercial deposits of certain metals that are required for the alloys used in the EO Machines are found in only a few parts of the world, and for certain materials only single sources are readily available. The availability and prices of these metals and other materials may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations, production interruptions, inflation and other factors. Although the Company has not experienced significant shortages of its supplies and raw materials, there can be no assurance that such shortages will not occur in the future. Any such shortages or prices fluctuations could have a material adverse effect on the Company.

Forward-Looking Statements

All forward-looking statements contained herein are deemed by the Company to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995. Prospective shareholders should understand that several factors govern whether any forward-looking statement contained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including plans and objectives relating to the products and the future economic performance of the Company. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the time and money required to successfully complete development projects, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any of the forward-looking statements contained herein will be realized. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risks associated with successfully developing our business in evolving markets, our need for additional capital, our continuing operating losses, the ability of our management to conduct distribution activities and sell products, possible failure to successfully develop new products, vulnerability to competitors due to lack of patents on our products, and other risk factors listed in our annual report on Form 10-KSB for the year ended December 31, 2007 and our other SEC reports. Based on actual experience and business development, the Company may alter its marketing, capital expenditure plans or other budgets, which may in turn affect the results of operations. In light of the significant uncertainties inherent in the forward-looking statements included therein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans will be achieved.

DESCRIPTION OF BUSINESS

EAU TECHNOLOGIES, INC., previously known as Electric Aquagenics Unlimited, Inc. (referred to herein sometimes as “EAU,” “we,” “us,” or the “Company”), is in the business of developing, manufacturing and marketing equipment that uses water electrolysis to create fluids. These fluids have various commercial applications and may be used in commercial food processing organic or non-organic agricultural products that clean, disinfect, remediate, hydrate and moisturize. The processes for which these fluids may be used are referred to in this Prospectus as the “EOW Technology.” For example, we believe that our food and agricultural treatment products potentially may be used to systemically treat all facets and phases of the food chain, from soil to animal feed to meat processing, by eliminating dangerous and unhealthy pathogens from the food chain with organically based and highly effective solutions. We make the claim that our products are “non-toxic”. We can do this because at the levels we employ our technology, our studies both internal as well as through third parties show no toxicity. Further studies are in progress to make more specific claims. At the levels employed, the fluids and products are environmentally safe and non-toxic and do not contain or leave harmful residues associated with chemical-based supplements or disinfecting and cleaning agents. The electrolyzed fluids created by the EOW Technology (referred to herein sometimes as the “EO Fluids” or “Empowered WaterTM”) generated by our specialized equipment can be used in place of many of the traditional products used in commercial, industrial and residential disinfecting and cleaning.

We have identified the following industries for early stage sales and marketing focus: 1) dairy production and processing, 2) meat and poultry processing, 3) clean in place (“CIP”) for food and beverage processing and 4) agricultural grow-out and processing (“Primary Markets”). As of the date of this Prospectus, the Company was focused on these markets because we believe that for each of these markets we have a competitive advantage, a leading strategic industry partner, or we can provide an attractive value-added proposition. To penetrate these markets, EAU is conducting trials that will lead to partnerships with industry leaders who can assist in rolling the technology out on a large scale.

We have obtained patent protection on two separate facets of electrolyzed fluids as well as the water generating technology. Those facets are how the fluids are used and how they are stabilized for use in different applications. Additionally, we have patents pending on poultry processing, and we have several provisional patent pending applications filed to protect new processes and products, as described herein. Previously, the Company’s revenues had been primarily generated from equipment sales to the carpet and living surfaces industries, and some consumer product sales. In 2006, we saw our first sales in the agriculture segment. All of these sales were made to Water Science, LLC, a company set up primarily to market Empowered Water™ in Latin America. Currently we are seeking to expand those markets as well as to introduce what we have learned there to the United States. We will continue to seek to derive future EOW Technology revenues from recurring fees charged to customers based on per-unit or per-gallon of fluid used after equipment is installed. Additionally, we will seek to introduce our technology to meat and poultry processing by leveraging the development and trials that we concluded here in the United States.

Products and Related Markets

EOW Technology

We intend to lease generators that create electrolyzed fluids that are produced on-site at commercial processing facilities (“CIP Systems”), particularly in the food products sectors that require high volumes of non-toxic cleaning fluids. This market niche should allow us to exploit the fact that our non-toxic products are more effective than most toxic chemical treatments at typically used concentration levels. The quantity of electrolyzed sanitizing fluids can be metered, and the user of the generator will pay a lease fee based on either a set price per unit of fluid drawn from the generator, or will pay a fee based on the number of units, such as animal carcasses, that are treated with our electrolyzed water products. As of the date of this Prospectus, generators have been sold on a commercial basis as well as continuing trials in multiple new commercial applications. Other than existing agreements in place, EAU does not intend to sell its equipment to the markets it is entering.

The Company commenced hydration and production tests on dairy cattle in 2006. Initial results indicate a possible increase in milk production and milk fat while maintaining the protein content. The Company has expanded its investment into the application of its technology in the dairy channel. Multiple trials and University studies are being either planned or implemented to validate early results. EAU plans a full rollout at the end of the trials.

In 2005, we entered into an agreement with Tyson Foods, Inc., to test our EOW Technology and EO Fluids (the “EOW System”) in its Shelbyville, Tennessee, poultry processing plant. In March, 2006, our EOW System trial was completed. The trial yielded significant results in killing salmonella on the processed poultry. Independent testing analysis conducted by ABC Research, Inc., in Gainesville, Florida, revealed pre-chill microbial reduction was significantly below the Food Safety Inspection Service (the enforcement arm of the USDA; “FSIS”) allowable limit. From these results we successfully completed phase I of our USDA Online Reprocessing (OLR) Certification. The EAU Technologies OLR intervention also tested well showing a statistically significant difference between control and test groups.

The Company has experienced some sales resistance from the multiple industries including the poultry industry, as the status quo for the industry is to use the currently available toxic solutions that keep processing plants within regulatory limits of the allowable levels of pathogens. Throughout our learning process, we found that if a plant is in compliance with the USDA there would be no reason for that plant to take steps to better its processes unless there is a financial benefit of doing so. Due to the state of the industry it would take a change in government regulation or policy to make a dramatic change. We believe on February 5, 2008, that event occurred. The Food Safety Inspection Service (“FSIS”), a division of the USDA, sets the public heath performance standards for all raw and processed meat, poultry and egg processing standard for the United States. The FSIS has proposed a process called the “Public Health Risk Based Inspection” platform to regulate these industries based on the relative risk a processing facility imposes to the human health index. The new system allows the FSIS to allocate and prioritize its resources at processing plants based on the risk each plant presents. For processors with strong processes and intervention systems, there would be far less FSIS inspectors on site, thus reducing the cost incurred by the plant. We believe that with the success that we have achieved in field trials, in conjunction with the new FSIS policies and regulations, there is now more than just incentive, efficacy, and positive environmental aspects to our technology that will make EAU appealing to the industry.

EAU has recently signed a contract to install its pathogen remediation equipment at Murray’s Chicken in South Fallsburg, NY. Murray’s Chicken processes poultry grown without antibiotics and is Certified Humane. Murray’s recently announced the launching of its Eco Friendly packaging.

Environmental remediation is a multi-billion dollar industry that consists of home and commercial cleanup and reconstruction, generally following disasters such as floods or fires. The Company believes that its technology can be used for mold remediation. The Company’s electrolyzed fluids can be employed to “physically” kill mold spores and break down associated mycotoxins. We are currently working with an industry leader in environmental remediation to develop the protocol to use Empowered Water™ in mold remediation work.

As of the date of this Prospectus, the Company maintained an inventory of several EOW generators sufficient to meet demand. We have established relationships with independent manufacturing facilities to assure that we are able to meet any dramatic increase in demand for our products. Using components supplied by reliable third parties, we believe that our generator technology is not exposed to any problems related to using a single source supplier. EAU markets the high volume equipment developed primarily for installation on dairies and in poultry, beef and produce processing facilities and in other high use areas.

Our current product line consists of several different commercial generators varying in volume capacity and active ingredient concentrations. The volume and concentration levels vary widely by industry and application. Commercial generators have an expected lifespan of approximately five years. This may lead to recurring sales, creating additional and ongoing revenues.

EOW Fluids can have varying strength and properties. We have created products by researching and testing the cleaning and sanitizing characteristics of EOW Fluids with varying electrical charges, pH levels and ppm (parts per million) of hypochlorous acid. We are able to create new applications for electrolyzed water by producing various models of our electrolyzing machines, which can create electrolyzed water to meet the needs of specific markets and their application requirements.

The versatility of our EOW Technology is unique in the marketplace. Beyond our initial focus in our four Primary Markets, our EO Fluids have potential uses in many other areas. The Company produces its electrolyzed fluids through an advanced continuous-flow electrolysis process using the basic raw materials of water, electricity, and sodium chloride (salt). EAU’s generators produce the following EOW Fluids:

•
Primacide A is a disinfecting and sanitizing fluid that kills bacteria; yeast; molds; viruses, including e-coli, salmonella, staphylococcus, streptococcus, lysteria, campylobacter, vibrio vulnificus; and hundreds of other organisms. It is highly oxidative and acidic due to its pH of 2.4 and positive 1150 millivolt (one thousandth of a volt) ORP (oxidative reduction potential) and hypochlorous acid concentration of 10 to 200 ppm. Primacide A can be applied to a wide variety of surfaces. Hands sprayed with Primacide A and then wiped with a micro fiber cloth were found to have less residual bacteria and other microbes than hands cleaned using 62% alcohol. Tests performed by the University of Georgia Food Science Department indicated that Primacide A can be used to sanitize and wash meat carcasses, strawberries, lettuce, cabbage, carrots and other vegetables. Surfaces such as floors in hospital operating rooms, bench tops, treatment tables, cutting boards and other surfaces can be effectively sanitized by cleaning with Primacide A. Further tests performed at the University of Georgia Poultry Science Department have established successful and dramatic log reductions of organisms in chicken chillers and also in in-line spraying. We have filed and received patent protection for the washing and sanitizing of eggs and expect to receive additional patent protection for other uses of Primacide A. EAU has completed successful trials in the field to further validate the use of Primacide A as a disinfectant.

•
Primacide B is an alkaline based cleaner. Primacide B is created in the electrolysis process with a sodium hydroxide ion attached to the oxygen and hydrogen molecules. It emulsifies oils, fats and other lipids, but has no surfactant base and therefore leaves no residue when used to clean surfaces. It has a pH of 11.0 to 11.5, and is therefore very alkaline. Its alkaline nature and its negative (960) millivolt ORP result in a product that is effective in emulsifying oil and grease. Primacide B is primarily a cleaner with some bacteria killing properties, but is significantly slower and less effective as an anti-bacterial agent than Primacide A. We have submitted provisional patent applications to the United States Patent and Trademark Office to approve Primacide B for many uses. We have now received a patent for using Primacide B in carpet cleaning. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to Primacide A and Primacide B as cleaners and sanitizers of all hard surfaces.

•
Primacide C is a product that was developed by the University of Georgia by Dr. Yen Con Hung and company executives to stabilize acid water (Primacide A). This process has been submitted for patent protection and is currently pending. We license this technology from the University of Georgia. This product is useful in applications ranging from spraying on produce in grocery stores to consumer products requiring a longer shelf life. Recently we have modified the license agreement to reflect the current state of our business relationship with the University of Georgia Research Foundation, the department that commercializes UGA’s technologies. This agreement allows EAU to continue to aggressively market and develop uses of Primacide C for numerous applications.

•
Dairy Drinking Water - The Company commenced hydration and production tests on dairy cattle in 2006. Initial results indicate a possible increase in milk production and milk fat while maintaining the protein content. The Company has expanded its investment into the application of its technology in the dairy channel. Multiple trials and University studies are being either planned or implemented to validate early results. EAU plans a full rollout at the end of the trials.

Agriculture

In 2006 we made initial sales under the “Exclusive License and Distribution Agreement” with Water Science, LLC, a Florida limited liability company (“Water Science”) principally owned by Esmeralda’s CEO and Chairman of the board of directors, for the Latin American markets. Water Science is a major shareholder of the Company and its managing member, Peter Ullrich, is a director of our company. We shipped five P-1200s to Ecuador, Mexico, Columbia, Costa Rica and Holland for trials and Water Science internal use. Water Science is utilizing the technology for its own flower and agricultural endeavors. As of December 31, 2007, EAU had four completed P-1200 Systems in inventory ready to ship upon receiving destination orders from Water Science. EAU received deposits on these systems in 2006. While waiting for those destination orders, EAU has continuously upgraded the technology to accommodate varying local water qualities. Further studies are being done as each country that has the Empowered Water™ technology ramps up for their own outside sales efforts.

Additional Agricultural Markets

While the majority of our efforts and all of our sales in agriculture have been in connection with Water Science, we are investigating the potential to enter other agricultural markets such as green house and grow out of vegetable plants and vegetable packing facilities.

Other Markets, Products and Industries

Some of the other markets and industries that are attractive channels for our EOW Technology and other products and services are listed below. We intend to focus more efforts on these markets after we attain targeted revenues in our current market channels.

Environmental Remediation - Environmental remediation is a multi-billion dollar industry that consists of home and commercial cleanup and reconstruction, generally following disasters such as floods or fires. The Company believes that its technology can be used for mold remediation. The Company’s electrolyzed fluids can be employed to “physically” kill mold spores and break down associated mycotoxins.

Medical - The medical industry is in dire need of new and more effective sanitizing and disinfecting solutions. We believe that our EOW Technology will work well in many facets of the medical industry. However, the regulatory, environmental and governmental restrictions and requirements to operate in the market will require significant capital and personnel expenditures. We intend to look for appropriate joint venture partners to assist in this market.

Fish Processing - We believe that our EOW Fluids are an excellent sanitizer in seafood processing houses as earlier studies conducted on fish in the Cook Islands proved effective. We intend to further research this area at an undetermined future date.

Grocery Store Produce and Meat Departments - We are currently installed in four Whole Foods Market (WFM) stores in the South Region. These stores are using the Empowered Water™ in three areas of the store: floral, fresh cut produce and leafy vegetable rinse area. Empowered Water™ may also be used by grocery store meat departments as a cleaning agent and disinfectant on cutting surfaces where multiple products, such as beef, poultry and seafood are cut and packaged, and where cross contamination commonly occurs. Using our electrolyzed fluids, a store’s processing machinery and floor surfaces can be cleaned and sanitized without the use of toxic chemicals.

Markets and Distribution

We presently market our existing products in our identified market channels (dairy production and processing, meat and poultry processing, food processing clean in place (“CIP”), environmental remediation and agricultural grow-out). Future plans include enhancing our current products, and introducing new products and features to meet changing customer requirements and evolving industry standards, as opportunities arise and are fiscally reasonable. Our present products are based on the use of EOW Technology, to kill bacteria, viruses and fungus and to clean the living environment without the use of harsh chemicals. Our agricultural products stimulate plant growth and animal productivity.

Our products meet the growing demand for safe foods and environmentally friendly, non-toxic disinfectants and cleaning fluids. Consumers are becoming more aware of the detrimental effects of toxic products, chemicals, and biocides (as evidenced by the preponderance of anti-microbial agents). There are numerous companies attempting to enter the EOW market with their own versions of electrolysis or plasma generators that create similar fluids as Empowered Water™. EAU has focused much of its time and energy in developing high volume systems that meet the needs of a commercial marketplace. As a result, we have an opportunity to penetrate and sell our products in these markets because our equipment is better suited for larger applications.

Our Agricultural Products also provide an organic alternative at a reasonable price. Our solutions provide an ecologically safe alternative to toxic cleaning chemicals and pesticides. We have identified a large number of potential markets for our products within specific industry channels, but will focus initially on developing and marketing in the dairy production and processing, meat and poultry processing, environmental remediation and agricultural grow-out industries.

The safe food, sanitizing, disinfecting, agricultural and cleaning industries are currently using products and methodologies that have increasingly expensive environmental and social consequences as compared to our Fluids. We believe that our products provide an attractive alternative to the chemicals and other toxic substances currently being used.

Manufacturing and Sources of Supply

We manufacture and assemble contractually manufactured specialized parts in our Kennesaw, Georgia facility. We utilize contract labor both internally as well as externally for certain aspects of the manufacturing and assembly process until demand for our technology increases to a level necessary for further investment. Eventually we will outsource to third parties the majority of manufacturing and assembly of electrolyzed water generator components that comprise our EOW Technology. In the future, outsourcing more of the Empowered Generator manufacture and assembly will enable us to benefit from the manufacturing capabilities of those who can accommodate significant increases in production volume as necessary. However, as of the date of this Prospectus, we do not intend to enter into any single long-term contract related to generator manufacture.

Distribution

We assemble and distribute our Empowered Water™ generators from our company facility plant in Kennesaw, Georgia. However, in the future, as generator sales volume increases and our electrolyzed fluid product lines are launched, we intend to use a network of resellers and third party distributors with established distribution channels to assist with the marketing of our products.

Competition
There is broad competition in the market for disinfecting, sanitizing, and surface cleaning products as well as agricultural products. Many of our competitors are extremely large, financially healthy companies, which have substantial market share and name recognition, and easy access to marketing outlets and capital markets. Many of these companies are able to frequently update and expand their products, introduce new products, and diversify product offerings. These other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in some or all of our markets, which could adversely affect our operations.

We believe our products are unique because of their volume capabilities, effectiveness and price, and because they are environmentally safe and non-toxic. There have been many companies in the EOW marketplace for many years. Application and volume constraints have contributed to slow growth in the market. We believe that we have more usable application knowledge with the technology on a commercial scale as compared to most competitors using other EOW technologies. We believe that we will be able to capture a portion of the market for environmentally safe and non-toxic cleaning products and for our Agricultural Products, although there can be no guarantee that we will be successful in these plans.

Governmental Regulation

Because many of our products are sanitizing products and have applications related to the food industry, existing governmental regulation have a large potential effect on our new products. We frequently will be required to obtain approval or favorable designations from governmental agencies, such as the FDA, USDA, EPA, NOP, and others, in order to bring new products to market. We believe that our current applications for electrolyzed water products are subject to specific sections in the United States Code of Federal Regulations, which contain regulations created by the aforementioned government agencies. In addition, commercial laboratories such as National American Medical Science Association (NAMSA) have performed several toxicity tests. At the concentrations analyzed, the electrolyzed water solutions show no toxicity. Further approvals will be required when we advance our products into the medical and certain health care industries. These approvals can be costly and time consuming. We intend to approach each sector based on market demand and capital availability.

The active ingredient in our Primacide A and C fluid is electrolytically generated hypochlorous acid. This, in addition to the oxidation-reduction potential of positive 1,150 millivolts plus, and a low pH makes Primacide A and C effective disinfectants. We have established that our particular method of creating hypochlorous acid through the electrolysis process is generally recognized as safe for indirect food contact and food contact surfaces.

We have submitted a request to the EPA to confirm that our commercial fluid generator is a pesticide device, and are awaiting their response. The EPA indicated that even though our generator is exempt from an antimicrobial type registration, we are required to register it with the EPA annually. We utilize our internal regulatory specialists as well as outside consultants to ensure this process is completed properly and competently.

Trademarks & Proprietary Rights

The name Primacide is registered with the U.S. Patent and Trademark Office. The names “Empowered Water,” “EAU Technologies, Inc.” and “Electric Aquagenics Unlimited,” are some of our trademarks.

We have filed several provisional utility patent applications with the U.S. Patent and Trademark Office. Two patents have been issued (for carpet cleaning and egg sanitization) while others are in pending or application status. We have entered into an exclusive license for certain stabilized acid water (Primacide C) technology developed by the University of Georgia. Two other patent applications that have been filed by us involve stabilizing our Primacide C product and a process application for poultry processing.

We retain patent counsel, Bracewell and Giuliani, LLP located in Houston, Texas, to prepare other patent applications related to the use of Primacide A, B and C in various cleaning and disinfecting applications. In addition to several utility applications, a process patent application has been filed for the water generator and stabilization processes, including Primacide A, B and C. We retain Clayton, Howarth & Cannon, P.C. located in Salt Lake City, Utah to prepare and handle our Trademark applications and Trademark related issues.

Research and Development

The goal of our research and development activities is to further the introduction of environmentally safe products for our customers that address the limitations and dangers caused by chemical sanitizers. Our efforts are focused on researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. Our research focuses on the ability and range of efficacy of our electrolyzed water to kill specific microorganisms. We are attempting to develop new technologies, applications and products that will:

•	generate electrolyzed water that has a longer shelf life;

•	sanitize agricultural products;

•	enhance current products for further use in carpet cleaning;

•	sanitize and disinfect hard and soft surfaces;

•	provide superior personal care products;

•	create more effective and easier to use home surface sanitation products;

•	provide a superior drinking and commercial-use water product.

Our research and development expenditures totaled $140,944 for the year ended December 31, 2007, and $335,853 in 2006.

Employees

We currently have 10 full-time employees and 5 consultants. As our business grows, we anticipate that we will need to employ additional clerical staff and sales personnel.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Directors and Executive Officers

The following table sets forth the names, age, and position of each of our directors and executive officers.

Name and Address	Age	Position and Office Held
Wade R. Bradley 1890 Cobb International Blvd. Kennesaw, GA 30152	47	Chief Executive Officer; Director

Brian D. Heinhold 1890 Cobb International Blvd. Kennesaw, GA 30152	35	Chief Financial Officer

Doug Kindred 1890 Cobb International Blvd. Kennesaw, GA 30152	52	Senior Vice President of Manufacturing and Engineering Services

Larry Earle 1890 Cobb International Blvd. Kennesaw, GA 30152	38	Senior Vice President of Live Processing

Joseph A. Stapley 1890 Cobb International Blvd. Kennesaw, GA 30152	39	Senior Vice President of Investor Relations and Business Development

Jay S. Potter 10509 Vista Sorrento Pkwy. #300 San Diego, CA 92121	42	Director

William J. Warwick 1063 Ocean Ridge Drive Wilmington, North Carolina 28405	72	Director

Peter Ullrich 1800 NW 89th Place Miami, FL 33172	65	Director

Theodore C. Jacoby, Jr. 1716 Hidden Creek Ct. St. Louis, MO 63131	67	Director

J. Leo Montgomery 1890 Cobb International Blvd. Kennesaw, GA 30152	67	Non-executive Chairman of the Board; Director

Karl Hellman 1776 Chadds Lake Drive Marietta, GA 30068	61	Director

William J. Warwick is an independent board member who is also a member of the Company’s audit committee. Mr. Warwick is also a member of the Company’s Compensation Committee.

Jay Potter served as the Chairman of the Board for May 2006 until October 2007. Mr. Potter also sat as Interim CEO May 2006 until November 2006 when Mr. Bradley was hired. Mr. Potter is also a member of the Company’s audit committee and is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-B promulgated by the U.S. Securities and Exchange Commission.

On October 31, 2007, the Board of Directors of the Company appointed Karl Hellman and J. Leo Montgomery as members of the Board of Directors (the “Board”). Mr. Montgomery will serve as Non-Executive Chairman of the Board. The Board also appointed Mr. Hellman as a member of the Compensation Committee and appointed Mr. Montgomery as a member of the Audit Committee.

The Board approved the participation of J. Leo Montgomery and Jay S. Potter as non-independent members of the Audit Committee in accordance with the NASDAQ listing standards exception. Mr. Potter is a principal of Nexcore Capital, which received placement fees from the Company in 2005 for assisting it with a private placement. Due to this relationship, Mr. Potter is not deemed an independent director under NASDAQ's listing standards relating to Audit Committees. The listing standards include restrictions on receiving compensation from the Company for the past three years. The Board believes that Mr. Potter will qualify as an independent director under the NASDAQ Rules beginning in 2008 after more than three years have elapsed since the receipt of the last of the placement fees. The Board found Mr. Potter's membership was necessary due to his extensive financial expertise and his comprehensive knowledge of the history of the Company. The Board has determined that J. Leo Montgomery does not meet the above independence standards due to his consulting arrangement with the Company. The Board nonetheless appointed Mr. Montgomery to the Audit Committee due to his extensive financial and accounting expertise. The Board of Directors has determined that Mr. Montgomery is an “audit committee financial expert” as that term is defined by applicable rules of the Securities and Exchange Commission.

Biographical Information

Set forth below is biographical information for each officer and director.

Wade Bradley is the Company’s chief executive officer and a board member. Before joining EAU Mr. Bradley served as President of the Retail and Wholesale Group from November 2005 to November 2006, and as Vice President of the Consumer Products Group from June 2000 to November 2005, of Oil-Dri Corporation of America (NYSE:ODC). He worked at various other positions with Oil-Dri from 1990 to 2000.  Mr. Bradley began his career at the public accounting firm of Arthur Young & Company in their Entrepreneurial Services Group. He then worked as the Executive Director of a Non-Profit organization that assisted disadvantaged youths in furthering their education. Mr. Bradley received his Bachelor of Science in Accountancy from University of Illinois. He then attended the Harvard Business School for a Master of Business Administration.

Brian D. Heinhold is the Company’s Chief Financial Officer. Mr. Heinhold took over as CFO when the former CFO resigned in September 2006. He served as the Company’s controller since joining the Company in May 2006. Before joining EAU, he worked for a Certified Public Accounting firm, from 2004 to 2006, as an auditor and consultant. While working at the CPA firm, Mr. Heinhold was involved with both private and public companies. From 2002 to 2004, he worked as a manager of an entertainment center in Salt Lake City, where he oversaw the operations of the company. Prior to that, he worked as the business and finance manager at a local automotive dealership from 2001 to 2002. From 1994 to 2001, Mr. Heinhold was the accounting manager of a small engineering and manufacturing firm, where he oversaw all the functions of the accounting department. He has also served in many volunteer positions where he worked with adults and youth. Mr. Heinhold graduated from the University of Utah with a Masters of Public Accountancy degree and a Bachelor of Arts degree in Finance.

Doug Kindred is currently Senior Vice President of Manufacturing and Engineering Services and has over 27 years of management and engineering experience in numerous industries. He was a co-owner and Vice President of ESI, Inc., a turnkey, design/build engineering construction firm for over 18 years. He served as President of an air pollution control equipment manufacturer prior to joining EAU. He has extensive experience throughout his career with the production of premium quality water including numerous boiler feed water systems that utilized demineralizers, automated acid and caustic regeneration systems, water softeners and condensate polishing systems for various industries. Mr. Kindred holds a B.S. degree in Mechanical Engineering from Georgia Tech and is a graduate of the Kenan-Flagler Business School Executive Program at The University of North Carolina, Chapel Hill. He is a registered professional engineer.

Larry Earle is currently Senior Vice President of Live Processing.  Mr. Earle has extensive experience in process operations, management and engineering.   He has spent the past seven years working in the poultry industry as a production superintendent, plant manager and operations consultant for companies such as Seaboard Farms, Inc., ConAgra Foods, Inc. and Cagle’s, Inc.  Mr. Earle started out his career as a project and business manager for an industrial engineering firm now owned by BioMed, working with process plants and manufacturing facilities such as Coca-Cola Company and Cargill, Incorporated.  He holds a BBA in Agricultural Business Management from West Georgia College of the University of Georgia and holds certifications in Energy Management Systems, ASME, Technology Management, and Quality Assurance Systems.

Joseph A. Stapley is Senior Vice President of Investor Relations and Business Development. He has worked for the Company since 2003 and became an executive officer in June 2005. Prior to joining the Company, Mr. Stapley was the head of Corporate Finance at Nexcore Capital, Inc., a San Diego, California based broker-dealer. Since 1996, Mr. Stapley has been involved with the funding of over $100 million in financings, joint ventures, mergers and acquisitions for start-up and growth stage companies. Mr. Stapley held a Series 7 Registered Representative license until 2005. He has extensive international experience gained as the owner of a number of restaurants and an import-export company based in Tokyo, Japan. Mr. Stapley holds a Bachelor of Science degree in Business and Entrepreneurship from the Marshall School at the University of Southern California.

Jay S. Potter has served as a director of the Company since September 2005 and as Interim Chairman of the Board since May 2006. From May 2006 until October 2006, he served as interim CEO of the Company. He has been the Chairman of the Board of Directors of Voice Vision since its inception in March 2007.  Mr. Potter has been active in the financial industry for 20 years and has successfully participated, directed or placed over one hundred million dollars of capital in start-up and early stage companies.  Mr. Potter takes an active role in the development of the funded companies and to that end has participated as advisor, director and officer. Currently, Mr. Potter is a director for ENVSION Solar, LLC, and Envirepel Energy, Inc., two companies that he helped fund, and that he continues to guide and advise in the renewable energy sector.  He also is the founder of GreenCore Private Equity Fund, investing in cutting edge companies developing renewable energy and other "green" technologies.  He has served as Chairman, President and CEO of Nexcore Capital, Inc. and its financial service affiliates since co-founding the company in 1989.  Mr. Potter serves as Founder and Chairman of Sterling Energy Resources, Inc., a public oil and gas company (Symbol: SGER) involved in the acquisition, exploration and development of oil and natural gas from its numerous leases.  Mr Potter holds Series 7, 24 and 63 licenses in good standing with the National Association of Securities Dealers, Inc.

William J. Warwick has served as a director of the Company since 2003. He retired from AT&T after 39 years of service with responsibilities including President of AT&T Consumer Products and Senior Vice President AT&T. In 1993 he was elected Chairman and CEO, AT&T China. His business activities are numerous and worldwide, having served on many high profile boards of directors and industry associations. He is currently Chairman, Executive Advisory Board, Cameron School of Business and a member of the Board of Directors of the UNC-W Corporation at the University of North Carolina at Wilmington, North Carolina. Mr. Warwick obtained his BSBA from the University of North Carolina, Chapel Hill, and his MBA from Northwestern University, Chicago.

Peter Ullrich has served as a director of the Company since April 2007.  Mr. Ullrich is currently EAU’s largest shareholder and single largest customer. Mr. Ullrich is the owner of Water Science, LLC (“WS”), Latin America’s exclusive licensee of EAU’s Empowered Water™ technologies. Mr. Ullrich is also the owner and Chairman of the Board of Esmeralda Farms, an innovative leader in the international floral industry. Mr. Ullrich has been involved in all aspects of the international floral industry for over 35 years. He is a pioneer in developing and adopting cutting edge technologies that not only assist in building better business in the floral industry but creating cleaner safer working environments for his over 5,000 employees. Esmeralda Farms are certified by various international “green” organizations, such as Florverde, Flower Label Program and Veriflora. Mr. Ullrich was the recipient of the 2006 SAF Gold Medal Achievement Award.  Mr. Ullrich was born and educated in Germany.

Theodore C. Jacoby, Jr. was appointed as a director in September 2007. Mr. Jacoby is currently President and Chief executive Officer of T.C. Jacoby & Co., the leading independent distributor of bulk dairy products including raw milk, cream, condensed milk, powdered milk, butter and cheese in the U.S.  Mr. Jacoby has expanded T.C. Jacoby to numerous international markets. Mr. Jacoby is an active member of the international dairy community serving on the Board of Directors of the U.S. Dairy Export Committee Council since 1995.  He currently serves on the Trade Policy Committee.   T.C. Jacoby & Company is a member of many other prominent dairy trade organizations including the International Dairy Foods Association, California Milk Processors Association and Associate Member of National Milk Producers Federation. Mr. Jacoby received his Bachelor of Science degree in Agriculture from the Missouri College of Agriculture, Food, and Natural Resources.  After graduation, Mr. Jacoby proudly served in the United States Marine Corp for four years.

J. Leo Montgomery was appointed as a director and non-executive Chairman of the Board in October 2007. Mr. Montgomery was a senior partner at Ernst & Young retiring in 2003 after a 39 year career. Mr. Montgomery served in several leadership roles at Ernst & Young and was the coordinating partner for many major clients of the firm. He is currently an Advisory Director at SunTrust Robinson Humphrey (a division of SunTrust Capital Markets). He is also a member of the Board of Directors of Cypress Communications, Inc. Beginning in May 2006, Mr. Montgomery has served as a consultant to EAU Technologies. Mr. Montgomery is a Certified Public Accountant and holds a B.A. degree from Harding University.

Karl Hellman was appointed as a director in October 2007. Mr. Hellman is the founder of Resultrek, a management consulting and marketing training firm, where he has served as Chief Executive Officer and President since 1999. Prior to that from 1997 to 1999, Mr. Hellman served as a Principal of Scott, Madden & Associates, a management consulting firm. Mr. Hellman has more than 30 years of consulting and corporate experience. He received his B.A. from Beloit College and his Masters Degree from Northwestern University.

Committees

We have two (2) committees: a Compensation Committee and Audit Committee. The Compensation Committee is comprised of Karl Hellman, William Warwick and Theodore C. Jacoby, Jr. The Compensation Committee held one meeting during the year ended December 31, 2007. The Audit Committee is comprised of J. Leo Montgomery, Jay Potter, Theodore C. Jacoby, Jr. and William Warwick. J. Leo Montgomery is our designated financial expert. The Audit Committee held four meetings during 2007. All of the committee members attended and participated in each of the meetings, except Mr. Warwick, who missed two meetings.

Meetings

The Company’s board of directors held ten meetings during the year ended December 31, 2007. All of the directors attended and participated in each of the meetings.

Compensation of Directors

On December 6, 2007, the Board approved $30,000 annual compensation for each board member in the form of restricted stock, effective on January 1, 2008. The restricted stock will vest over a period of two years from the date of grant. Board members will also be reimbursed for travel expenses.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides certain summary information concerning the compensation paid or accrued by us and our subsidiaries, to or on behalf of our Chief Executive Officer. Other than as set forth in the table, no executive officer’s cash salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the value of restricted shares issued in lieu of cash compensation and certain other compensation, if any, whether paid or deferred:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonquali-fied Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Wade R. Bradley Chief Executive Officer	2007 2006	240,000 40,000	0.00 0.00	0.00 0.00	332,533 63,216	0.00 0.00	0.00 0.00	5,750 1,000	(1) (1)	578,283 104,216

Doug Kindred Chief Technology Officer	2007 2006	125,936 120,000	0.00 0.00	0.00 0.00	33,892 0.00	0.00 0.00	0.00 0.00	6,330 8,884	(1) (1)	166,158 128,884

Larry Earle Senior Vice President, Live Processing	2007 2006	120,000 120,000	0.00 0.00	0.00 0.00	1,469 0.00	0.00 0.00	0.00 0.00	6,227 5,351	(1) (1)	127,696 125,351

Joe Stapley Senior Vice President, Investor Relations	2007 2006	120,000 120,000	0.00 0.00	0.00 0.00	6,496 0.00	0.00 0.00	0.00 0.00	0.00 3,920	(1)	126,496 123,920

(1)	Other compensation consists of car allowances.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding stock options and restricted stock held by the Company's Named Executive Officers at December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Wade R. Bradley, Chief Executive Officer	200,000	300,000	1.30	11/6/2016
Doug Kindred, Chief Technology Officer	150,000 150,000 20,000	25,000 530,000	0.01 1.50 3.50 2.45 1.30	1/2/2008 1/2/2008 5/27/2015 6/1/2015 11/8/2017
Joseph Stapley, Senior Vice President, Investor Relations	25,000	25,000 159,230	3.50 2.45 1.30	5/27/2015 6/1/2015 12/6/2017
Larry Earle, Senior Vice President, Live Processing	25,000	75,000 36,000	2.45 3.50 1.30	6/1/2015 5/27/2015 12/6/2017

Employment Agreements

As of December 31, 2007, 2 executives had current employment agreements (the “Agreements”).

Employment Agreement and Option Agreement with Doug Kindred

In connection with the continued employment of Mr. Kindred as Chief Technology Officer on November 8, 2007, Mr. Kindred and the Company entered into an employment agreement (the “Agreement”), a copy of which is attached as Exhibit 10.1 to the Form 8-K filed by the Company dated November 8, 2007 and incorporated herein by reference.

The material terms of the agreement include the following:

1. Appointment. Per the terms of the Agreement, Mr. Kindred will continue to serve as the Company’s Chief Technology Officer.

2. Base Salary. Mr. Kindred’s initial base salary will be $176,985 per year.

3. Annual Bonuses. Beginning with the Company's fiscal year which commences on January 1, 2008, Mr. Kindred is entitled to receive a bonus of up to 35% of his base salary ($61,945), upon the achievement of annual performance benchmarks, to be set by the Board of Directors (the “Board”) and the CEO.

4. Inducement Stock Option Grant. Mr. Kindred is entitled to receive stock options to purchase 530,000 shares of the Company’s common stock. The options will not constitute incentive stock options under Section 422 of the Internal Revenue Code of 1986.  The options shall vest in installments in accordance with the schedule below:

•	132,500 shares shall vest on November 8, 2008

•	132,500 shares shall vest on November 8, 2009

•	132,500 shares shall vest on November 8, 2010

•	132,500 shares shall vest on November 8, 2011

The exercise price per option is $1.30. The terms and conditions of the options are included in a separate option grant agreement substantially in the form attached in an 8-K the Company filed with the SEC dated November 8, 2007.

5. Standard Benefits. Mr. Kindred will be eligible to participate in the Company’s standard benefits package, on the same basis as other senior executives of the Company.

6. Vacation. Mr. Kindred will be entitled to 20 business days of paid vacation per calendar year.

7. Company Car. The Company shall reimburse Mr. Kindred for the amount required to lease an automobile of Mr. Kindred’s choice up to a maximum of $500 per month. In addition, the Company will reimburse Mr. Kindred, up to a maximum of $1,000 per year, for the following properly documented expenses related to such automobile: (i) service, (ii) maintenance, (iii) repair and (iv) excess mileage fees required by the automobile lease, if such excess mileage is the result of required business travel by Mr. Kindred on behalf of the Company.

8. Term. The employment agreement expires on the third anniversary of the Effective Date, subject to automatic renewal for a one-year term unless either party has given the other 60 days’ prior written notice.

9. Severance. Mr. Kindred will be entitled to certain severance payments and other rights if his employment is terminated: (i) by the Company without “Cause,” as that term is defined in his agreement, or (ii) by Mr. Kindred for “Good Reason,” as that term is defined in his agreement. In each such instance, Mr. Kindred’s severance benefits will be as follows:

•	Salary. Any unpaid base salary through the date of termination.

•	Vacation. Any earned but unused vacation time.

•	Severance Payment. He will be entitled to an amount equal to twelve months of base salary payable over the 12-month period immediately following termination.

•
Options. All unvested options shall immediately vest and, together with the previously vested options, must be exercised during the 60 days immediately following the date of termination (and if not so exercised, all such options shall automatically and irrevocably terminate).

 10. Additional Covenants. The employment agreement contains restrictive covenants, including anti-solicitation provisions extending one year after termination of his employment, as well as standard confidentiality obligations.

Employment Agreement, Option Agreement, and Escrow Agreement with Mr. Bradley

In connection with the appointment of Wade R. Bradley as Chief Executive Officer and President, on October 24, 2006, Mr. Bradley and the Company entered into an employment agreement, a copy of which was filed as Exhibit 10.1 in an 8-K the Company filed with the SEC dated October 30, 2006.  Mr. Bradley agreed to begin working for the Company on a date determined by him but in no event later than November 6, 2006 (the "Effective Date").

The material terms of the agreement include the following:

1. Appointment. Beginning on the Effective Date, Mr. Bradley will serve as President and Chief Executive Officer of the Company. The Company's Board of Directors (the "Board") is obligated to nominate him to serve on the Board. Subject to shareholder elections, he will serve on the Board through the term of his employment, with no additional compensation for services as a director.

2. Base Salary. Mr. Bradley’s initial base salary will be $240,000 per year. The Board may increase his base salary from time to time.

3. Annual Bonuses. Beginning with the Company's fiscal year which commences on January 1, 2007, Mr. Bradley is entitled to receive a bonus of up to 30% of his base salary ($72,000), upon the achievement of annual performance benchmarks, to be set by the Board from time to time in advance of each fiscal year.

4. Inducement Stock Option Grant. Mr. Bradley is entitled to receive stock options to purchase 500,000 shares of the Company’s common stock, which will represent approximately 2.17% of the Company’s fully diluted capital stock. The options will not constitute incentive stock options under Section 422 of the Internal Revenue Code of 1986.  The options shall vest in installments in accordance with the schedule below:

•	100,000 shares shall vest on February 6, 2007

•	100,000 shares shall vest on November 6, 2007

•	100,000 shares shall vest on November 6, 2008

•	100,000 shares shall vest on November 6, 2009

•	100,000 shares shall vest on November 6, 2010

The exercise price per option shall be equal to the closing sale price of the Company’s common stock on October 24, 2006. The number of shares subject to the options will be equitably adjusted in the event of any stock split, stock dividend, reverse stock split or other similar event. The terms and conditions of the options are included in a separate option grant agreement substantially in the form attached in an 8-K the Company filed with the SEC dated October 30, 2006 as Exhibit 10.2.

5. Standard Benefits. Mr. Bradley will be eligible to participate in the Company’s standard benefits package, on the same basis as other senior executives of the Company.

 6. Vacation. Mr. Bradley will be entitled to 20 business days of paid vacation per calendar year.

7. Company Car. The Company shall reimburse Mr. Bradley for the amount required to lease an automobile of Mr. Bradley’s choice up to a maximum of $500 per month. In addition, the Company will reimburse Mr. Bradley, up to a maximum of $1,000 per year, for the following properly documented expenses related to such automobile: (i) service, (ii) maintenance, (iii) repair and (iv) excess mileage fees required by the automobile lease, if such excess mileage is the result of required business travel by Mr. Bradley on behalf of the Company.

8. Term. The employment agreement expires on the third anniversary of the Effective Date, subject to automatic renewal for a one-year term unless either party has given the other 60 days’ prior written notice.

9. Severance. Mr. Bradley will be entitled to certain severance payments and other rights if his employment is terminated: (i) by the Company without “Cause,” as that term is defined in his agreement, (ii) by Mr. Bradley for “Good Reason,” as that term is defined in his agreement, or (iii) non-renewal other than for “Cause.” In each such instance, Mr. Bradley’s severance benefits will be as follows:

•	Salary. Any unpaid base salary through the date of termination.

•	Vacation. Any earned but unused vacation time.

•	Severance Payment. He will be entitled to an amount equal to twelve months of base salary payable over the 12-month period immediately following termination.

•
To secure the Company’s obligation to make the Severance Payment, within seven days after the Effective Date, the Company shall deposit, at its election, either (1) cash in the amount of Two Hundred Forty Thousand Dollars ($240,000) or (2) an irrevocable letter of credit with a face amount of Two Hundred Forty Thousand Dollars ($240,000), with an agreed upon escrow agent who shall hold such funds (or letter of credit) in escrow pursuant to the terms and conditions contained in the escrow agreement substantially in the form of Exhibit 10.3 in an 8-K the Company filed with the SEC dated October 30, 2006. The escrow agreement provides different scenarios upon which either the Company or Mr. Bradley shall be entitled to interest on the escrowed funds.

•
Options. All unvested options shall immediately vest and, together with the previously vested options, must be exercised during the 60 days immediately following the date of termination (and if not so exercised, all such options shall automatically and irrevocably terminate).

 10. Additional Covenants. The employment agreement contains restrictive covenants, including anti-solicitation provisions extending one year after termination of his employment, as well as standard confidentiality obligations.

Code of Ethics

The Company adopted a Code of Ethics on April 6, 2004, that applies to its principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions. A copy of our Code of Ethics was filed as an exhibit to our Annual Report for the year ended December 31, 2004. The Company undertakes to provide to any person, without charge, upon written or verbal request directed to Brian D. Heinhold, the Company’s secretary, at 1890 Cobb International Blvd, Suite A, Kennesaw, Georgia 30152; Telephone: (678) 388-9492.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated thereunder, require our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission, and provide us with copies of such reports.

Based solely on a review of the copies of the reports furnished to us, or written representations that no reports were required to be filed, we believe that during the fiscal year ended December 31, 2007 all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were completed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information about the beneficial ownership of our common stock as of April 2, 2008 by:

•	each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 15,445,075 shares of common stock outstanding as of April 2, 2008.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Peter F. Ullrich (1) 1800 NW 89th Place Miami, FL 33172	14,485,569	62.7%

Water Science, LLC. (1) 1800 NW 89th Place Miami, FL 33172	11,000,000	47.6%

Wade R. Bradley (2) 1890 Cobb International Blvd., Ste 100 Kennesaw, GA 30152	200,000	1.3%

Joseph A. Stapley (3) 1890 Cobb International Blvd., Ste 100 Kennesaw, GA 30152	123,250	*

Doug Kindred (4) 1890 Cobb International Blvd., Ste 100 Kennesaw, GA 30152	148,250	*

Larry Earle (5) 1890 Cobb International Blvd., Ste 100 Kennesaw, GA 30152	49,750	*

William J. Warwick 1063 Ocean Ridge Drive Wilmington, North Carolina 28405	173,077	1.1%

Jay S. Potter (6) 10509 Vista Sorrento Pkwy. #300 San Diego, CA 92121	512,982	3.3%

Theodore C. Jacoby, Jr. 1716 Hidden Creek Ct. St. Louis, MO 63131	73,077	*

Karl Hellman 555 Northpoint Center East, 4th Floor Alpharetta, GA 30022	23,077	*

J. Leo Montgomery (7) 1890 Cobb International Blvd., Ste 100 Kennesaw, GA 30152	567,377	3.6%

All current directors and executive officers as a group (11 persons)	16,367,259	67.2%

* Less than 1%

(1)
Mr. Ullrich is the managing member of Water Science, LLC. Mr. Ullrich beneficially owns 3,485,769 shares and indirectly through Water Science beneficially owns 3,138,463 shares, warrants to purchase 6,861,537 shares at an exercise price of $1.30 per share and a convertible note currently convertible into 1,000,000 shares. The warrants and convertible note are held by Water Science, LLC.

(2)
Mr. Bradley holds options to purchase a total of 500,000 shares at an exercise price of $1.30 per share; only 200,000 shares are currently exercisable or exercisable within 60 days of the date of this prospectus.

(3)
Mr. Stapley beneficially owns 98,250 shares and holds options to purchase a total of 25,000 shares at an exercise price of $3.50 per share, options to purchase 25,000 shares at an exercise price of $2.45 per share and options to purchase 159,230 shares at an exercise price of $1.30. Only 25,000 shares with an exercise price of $3.50 are currently exercisable or exercisable within 60 days of the date of this prospectus.

(4)
Mr. Kindred beneficially owns 128,250 shares and holds options to purchase a total of 575,000 shares at exercise prices between $1.30 and $3.50 per share. Only 20,000 shares with an exercise price of $3.50 are currently exercisable or exercisable within 60 days of the date of this prospectus.

(5)
Mr. Earle own 24,750 shares and holds options to purchase a total of 136,000 shares at an exercise price of $2.45 (75,000 shares), $3.50 (25,000 shares) and $1.30 (36,000 shares) per share. Only the 25,000 shares, with an exercise price of $3.50, are currently exercisable.

(6)	Mr. Potter beneficially owns 114,816 shares. Warrants to purchase a total of 398,166 shares at exercise prices ranging from $0.01 to $5.00 per share are owned by companies controlled by Mr. Potter.

(7)
Mr. Montgomery beneficially owns 67,377 shares and beneficially holds warrants to purchase up to 500,000 shares at an exercise price of $2.76 per share held by JL Montgomery Consulting, LLC. See “Selling Shareholders”.

DESCRIPTION OF PROPERTY

Our corporate headquarters are located in leased office space at 1890 Cobb International Boulevard, Suite A, B & C, Kennesaw, Georgia 30152. We believe that our current offices are adequate for present needs. Office space is leased and will be increased as we deem necessary.  We believe that it will not be difficult to find additional or alternative office space if necessary in the foreseeable future.

LEGAL PROCEEDINGS

NONE

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following are certain transactions during the year ended December 31, 2007, involving our officers, directors and shareholders owning more than 10% of our outstanding stock. We believe that the terms of these transactions are at least as favorable to us as we would expect to negotiate with unrelated third parties.

Sale of Products to Affiliates of Shareholders

Water Science, who has exclusive rights to sell our products in South America and Mexico, is a major shareholder of the Company. Water Science by agreement may purchase machinery from the Company at cost plus 25 percent. During the year ended December 31, 2007, the Company sold two large water generators, three small water generators and related parts to Water Science for $517,503. Further, the Company has received and recorded $697,500 in advance deposits from Water Science on machine orders at December 31, 2007. In connection with the sales of the machines and products, the Company has recorded approximately $357,615 in accounts receivable at December 31, 2007. During the year ended December 31, 2006, the Company sold four large water generators, one small water generator and related parts to Water Science for $660,141. The Company also sold approximately $239,419 in products to an entity related to Water Science.

Pursuant to the Amended and Restated Exclusive License and Distribution Agreement, certain terms in the original Exclusive License and Distribution Agreement between Water Science and us on or about September 19, 2005, were clarified, specifically with respect to what products and technology is intended to be covered by the License Agreement, and to specify the initial pricing with respect to such products.

The Company has a consulting agreement with JL Montgomery Consulting, LLC, a consulting practice owned by Mr. J. Leo Montgomery, who is the non-executive Chairman of the Board. Under the agreement, in April 2006 Mr. Montgomery received a warrant to purchase 500,000 shares of common stock at $2.76 per share, to expire at the end of five years. (The agreement is described more fully in the Company’s March 31, 2006 Quarterly Report on Form 10-QSB and attached to the Form 10-QSB as exhibit 10.13. The consulting agreement and its description are incorporated herein by this reference.) In October 2007, the warrant was amended to expire in ten rather than five years. This agreement also provides for consulting fees in a monthly amount to be negotiated after the Company achieves two consecutive quarters of positive EBITDA. As the Company has not achieved this milestone, no fees have been payable to date.

The Company made payments of $248,030 and $30,000 to SunTrust Robinson Humphrey in May and October of 2006, respectively, in connection with certain financing agreements. During this time, Mr. Montgomery was an Advisory Director with SunTrust Robinson Humphrey.

During the year ended December 31, 2006, we sold our products to Zerorez Franchising Systems, Inc. (“Zerorez”), a Nevada Corporation in which Gaylord Karren and John Hopkins, former officers of the Company, are beneficial owners. These sales to affiliates represented approximately 1% and 15% of our revenue during the fiscal years ended December 31, 2006 and 2005, respectively.

In December 2006, the Company entered into an amended exclusive licensing and product supplier agreement with Zerorez, an affiliated entity, to provide Zerorez with its Primacide water solutions and water generator for its carpet cleaning franchisees. The Company is committed to sell to Zerorez the Primacide B water generator over the next 5 years under the agreement, ending on December 31, 2011. The agreement allows for the automatic renewal of the agreement for three (3) terms of five years each, unless both parties agree to the cancellation of the agreement. The Company did not have any sales to Zerorez in 2007 and received $25,000 from sales of machines to Zerorez in 2006.

Equity and Financing Transactions

In 2004, the Company engaged Integra Management (“Integra”) to assist the Company in its investor relations and other public market related activities. The Company paid $15,000 and $61,876 to Integra in consulting fees for the years ended December 31, 2006 and 2005, respectively. The Company also issued Integra warrants to purchase 120,000 shares of common stock at exercise prices ranging from $0.01 per share to $5.00 per share during 2005. The Company also engaged Nexcore Capital (“Nexcore”) as its placement agent for two private placement offerings in 2005. The Company paid $0 and $724,513 to Nexcore in placement fees for the years ended December 31, 2006 and 2005, respectively. The Company issued warrants to purchase 73,800 and 78,885 shares to Nexcore in connection with the private placement offerings. The warrants have an exercise price of $5.00 and $5.50 per share respectively. Both companies, Integra and Nexcore, are controlled by Jay Potter, who is a member of the Board of Directors of EAU.

In September 2005, the Company sold a senior convertible note to Water Science in exchange for $3,000,000. Due to the discount of this note and the beneficial conversion feature, the Company recognized $1,000,000 in interest expense for the years ended December 31, 2007 and 2006. The Company recorded a loss of $2,118,761 due to the issuance of new warrants to Water Science in May 2007 and the change in the fair market value at December 31, 2007. The Company recorded a gain of $714,404 in the change of the derivative liability to fair market value for the year ended December 31, 2006.

The Company could be required to pay $270,000 in interest expenses related to the convertible note, which would leave the Company with net proceeds of $2,730,000. Comparing the payments required ($270,000) plus the total discount of the note, excluding interest to Water Science ($350,000 - see below) with the net proceeds ($2,730,000) this represents approximately 23%, or 8% averaged over the life of the note.

The following table describes the total possible profit Water Sciences could realize as a result of the conversion discount for the securities underlying the convertible note. The table shows with all accrued interest being converted at the maturity date and without converting the interest. The possible discount is based on the market price of the common stock on the date of issuance.

	With converting Interest	Without Converting Interest
Market Price on date of sale	$3.35	$3.35
Conversion Price	$3.00	$3.00
Total Possible shares	1,270,000	1,000,000
Combined Market Price	4,254,500	3,350,000
Total Conversion Value	3,810,000	3,000,000
Total possible discount	444,500	350,000

Prior to the issuance of the convertible note, Mr. Ullrich, or his affiliates, did not own any shares in the Company. Prior to the registration of shares included in this prospectus, Mr. Ullrich, or his affiliates, do not own any registered shares in the Company. The Company is registering 2,307,692 shares on behalf of Mr. Ullrich, or his affiliates.

On May 9, 2007, Peter F. Ullrich, a director, and Water Science LLC (“WS”), shareholders of EAU Technologies, Inc., entered into an agreement (the “Termination Agreement”) for the cancellation and reissuance of existing warrants held by WS (“Original Warrants”) to purchase a total of 8.4 million shares of the Company’s common stock. In the Termination Agreement, the parties agreed as follows:

•	The Original Warrants were cancelled.

•
The Company granted to WS replacement warrants (“Replacement Warrants”) to purchase a total of 8.4 million shares of common stock at an exercise price of $1.30 per share, with an expiration date of May 9, 2010.

•
The Company has a right (“Put Right”) to require WS to exercise one of the Replacement Warrants for up to 3,230,769 shares. The Company may exercise the Put Right from time to time, but not more often than once per month.

•	The warrant shares are subject to an amended registration rights agreement.

The following table is the potential profit to Water Science upon the exercising of the warrants due to the discount of the exercise price in relation to the market price on the date of issuance.

Warrants
Market Price on date of sale	$2.00
Exercise Price	$1.30
Total Possible shares	8,400,000
Combined Market Price	16,800,000
Total Conversion Value	10,920,000
Total possible discount	5,880,000

The following table describes the total amounts that the Company could pay or has paid in connection with financing agreements with Mr. Ullrich or Water Sciences.

Transaction	Amount paid/to be paid	Entity	Comment
Convertible Debt Sale	$270,000	Water Science, LLC	Potential interest due on maturity
May 2006 financing/warrants	$248,030	SunTrust	Placement agent fees
October 2006 Financing/shares	$30,000	SunTrust	Placement agent fees

In the sale of the convertible note to Water Science, the Company received gross proceeds of $3,000,000. If the note is not converted the Company would be required to pay $3,000,000, plus $270,000 in interest to Water Science. (We have removed the shares underlying the convertible note from the registration statement.)

The following table is a summary of equity transactions with Mr. Peter F. Ullrich. The table shows the number of shares outstanding prior to the transaction and the percentage of the outstanding shares issued to Mr. Ullrich as compared to the total outstanding shares not held by Mr. Ullrich or his affiliates.

Date	Transaction	Number of shares outstanding prior to transaction	Shares outstanding not held by Ullrich	Number of shares issued or issuable	% of Total issued	Market Price per share at time of issuance	Current Market Price per share*
9/16/2005	Convertible Debt Sale	8,593,601	8,593,601	1,000,000	12%	3.35	1.10
5/1/2006	Shares Purchased	9,424,495	9,424,495	1,600,000	17%	1.95	1.10
10/27/06	Shares Purchased	11,134,495	8,944,495	1,153,846	13%	1.45	1.10
01/10/07	Shares Purchased	12,313,341	8,969,495	1,153,846	13%	0.95	1.10
05/09/07	Warrants re-issued	13,467,187	8,404,495	8,400,000	100%	2.00	1.10
05/09/07	Warrants re-issued	13,467,187	8,404,495	8,400,000	100%	2.00	1.10
10/11/07	Warrants exercised Convertible Debt	13,567,187	8,504,495	1,538,463	18%	0.80	1.10
9/16/2006	Sale	8,593,601	8,593,601	2,000,000	23%	3.35	1.10

The Company issued these warrants at the time of the convertible debt sale, but has since cancelled all of these.
5/1/2006	Shares Purchased	9,424,495	9,424,495	6,400,000	68%	1.95	1.10

The Company issued these warrants at the time of this financing transaction, but has since cancelled all of these.

*Current Market price as of March 25, 2008.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Our common stock is presently listed on the OTC Bulletin Board under the symbol EAUI.OB. Prior to the completion of our name change from Electric Aquagenics Unlimited, Inc. to EAU Technologies, Inc., on January 17, 2007, our common stock was listed under the symbol EAQU.OB.

Our shares are thinly traded, with low average daily volume. This, coupled with a limited number of market makers, impairs the liquidity of our common stock, not only in the number of shares of common stock that can be bought and sold, but also through possible delays in the timing of transactions, and lower prices for our common stock than might otherwise prevail. This could make it difficult for an investor to sell shares of our common stock or to obtain a desired price.

Our common stock is currently subject to the low-price security, or so called “penny stock,” rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 require additional disclosure in connection with any trades involving a stock defined as a “penny stock” (generally defined as, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes may limit the ability of broker-dealers to sell the Company’s common stocks and thus, ultimately, the ability of the investors to sell their securities in the secondary market. Prices for the Company’s shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, the Company’s results of operations, what investors think of the Company and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading of our shares.

The table below sets forth the range of high and low closing prices of our common stock as reported on the OTC Bulletin Board, for the last two years. Common stock began trading publicly during May 2004.

	EAU Technologies, Inc. Common Stock
	High	Low
Year Ended December 31, 2008
Quarter Ended March 31, 2008	$1.07	$1.00

	EAU Technologies, Inc. Common Stock
	High	Low
Year Ended December 31, 2007
Quarter Ended March 31, 2007	$1.09	$0.86
Quarter Ended June 30, 2007	2.25	1.00
Quarter Ended September 30, 2007	1.25	0.80
Quarter Ended December 31, 2007	1.55	0.56

	EAU Technologies, Inc. Common Stock
	High	Low
Year Ended December 31, 2006
Quarter Ended March 31, 2006	$3.35	$2.40
Quarter Ended June 30, 2006	2.85	1.75
Quarter Ended September 30, 2006	2.00	1.51
Quarter Ended December 31, 2006	1.70	0.85

As the foregoing are over-the-counter market quotations, they reflect inter-dealer prices, without retail markup, markdown, or commissions, and may not represent actual transactions.

As of December 31, 2007, the Company had approximately 459 record holders of common stock.

Dividends

We have never paid any dividends on our capital stock. We currently expect that we will retain future earnings for use in the operation and expansion of its business and do not anticipate paying any cash dividends in the foreseeable future. Any decision on the future payment of dividends will depend on our earnings and financial position at that time and such other factors as the Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2007
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	700,260	$1.99	1,769,740
Equity compensation plans not approved by security holders(1)	9,941,579	$1.52	N/A
Total	10,641,839	$1.55	N/A

(1)
Equity compensation plans not approved by security holders consist of individually negotiated grants of options or warrants to consultants, directors, suppliers, vendors and others who provide goods or services to the Company, and grants of warrants to investors in connection with limited offerings of the Company’s common stock.

Historical Sales Of Unregistered Securities

Since September 30, 2004, EAU sold the following securities without registering under the Securities Act of 1933:

In December 2004, we successfully completed a private placement offering of $2,935,142 for 838,612 shares of our common stock at $3.50 per share. Under this offering, we received proceeds of approximately $2,583,000, net of offering costs of approximately $352,000 plus placement agent warrants of 75,475 shares, exercisable at any time within 5 years at the exercise price of $5.00.

In February 2005, we successfully completed a private placement offering of $2,975,000 for 850,000 shares of our common stock at $3.50 per share. Under this offering, we received proceeds of $2,630,600, net of offering costs of approximately $344,000 plus placement agent warrants of 73,800 shares, exercisable at any time within 5 years at the exercise price of $5.00.

In June 2005, we initiated a private placement offering of $7,000,000 for the equivalent of 2,000,000 shares of our common stock at $3.50 per share. The shares were included as part of an investment unit (the “Unit”) consisting of two (2) shares of common stock plus one (1) warrant exercisable at any time before December 31, 2006, at $5.50 per share (the “June Warrants”). Each Unit was priced at $7.00. As of September 30, 2005, we had received proceeds of approximately $2,300,000, net of offering cost of approximately $300,000 plus placement agent warrants of 78,885 shares, exercisable at any time within four years at $5.50 per share. On or about September 17, 2005, we reduced the exercise price of the June Warrants from $5.50 per share to $3.17 per share.

On September 19, 2005, we issued to Water Science, a senior secured convertible promissory note in the principal amount of $3 million (the “Note”). The Note’s maturity date is September 19, 2008, and the Note is secured by a senior lien upon all of our assets, pursuant to a “Security Agreement,” executed by us in favor of Water Science on September 19, 2005. The Note is convertible into our $0.0001 par value common stock at an initial conversion price of $3.00 per share.

In connection with the issuance of the Note, we granted to Water Science a three year warrant to purchase up to 2 million shares of our $0.0001 par value common stock for a purchase price of $2.76 per share. We also entered into a Registration Rights agreement, whereby we agreed to register shares that underlie the Note and the Warrant.

On May 1, 2006, we entered into a Subscription Agreement, a Warrant Agreement, a Registration Rights Agreement and an Amended and Restated Exclusive License and Distribution Agreement with Water Science, an accredited and sophisticated investor and our senior lender and a major customer. Pursuant to the Subscription Agreement, we sold and issued to Water Science 1,600,000 shares of our $0.0001 par value common stock for an aggregate purchase price of $4 million, or $2.50 per share. Pursuant to the Warrant Agreement, we granted to Water Science a three year warrant to purchase up to a total of 6,400,000 shares of our $0.0001 par value common stock for a purchase price of $2.76 per share.

On October 27, 2006, the Company entered into a stock purchase agreement with Peter F. Ullrich, a shareholder of the Company, whereby Mr. Ullrich agreed to purchase a total of 2,307,692 newly issued shares of $0.0001 par value common stock of the Company for a purchase price of $1.30 per share in a private transaction, for total consideration of $3,000,000. Under the terms of the agreement, Mr. Ullrich purchased 1,153,846 shares on October 27, 2006 and purchased the remaining 1,153,846 shares in January 2007. As part of the transaction, Water Science agreed that this transaction would not cause an adjustment to the conversion price of the Senior Convertible Note issued to Water Science in September 2005, nor would it cause an adjustment to the exercise price of the warrants issued to Water Science in September 2005.

On April 16, 2007, the Board of Directors of EAU Technologies, Inc. appointed Peter F. Ullrich, as a member of the Board of Directors.

On May 9, 2007, Peter F. Ullrich and Water Science LLC (“WS”), shareholders of EAU Technologies, Inc., entered into an agreement (the “Termination Agreement”) for the cancellation and reissuance of existing warrants held by WS (“Original Warrants”) to purchase a total of 8.4 million shares of the Company’s common stock. In the Termination Agreement, the parties agreed as follows:

•	The Original Warrants were cancelled.

•
The Company granted to WS replacement warrants (“Replacement Warrants”) to purchase a total of 8.4 million shares of common stock at an exercise price of $1.30 per share, with an expiration date of May 9, 2010.

•
The Company has a right (“Put Right”) to require WS to exercise one of the Replacement Warrants for up to 3,230,769 shares. The Company may exercise the Put Right from time to time, but not more often than once per month.

•	The warrant shares are subject to an amended registration rights agreement.

On October 11, 2007, Water Science LLC exercised a portion of its warrants and the Company issued 1,538,463 shares of common stock to Water Science, at an exercise price of $1.30 per share.

On May 7, 2007, Charlie and Donna Bergh exercised their warrants, and the Company issued 100,000 shares of common stock to them, at an exercise price of $0.50 per share.

On January 1, 2008, Doug Kindred, an officer of the Company, exercised 150,000 options at an exercise price of $0.01 per share. The options were granted in 2003 for services.

Pursuant to the registration rights agreement, we agreed to register with the Securities and Exchange Commission all of the shares purchased by Water Science, all of the shares underlying the warrants, and all shares issuable upon conversion of the note held by Water Science.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the “1933 Act”), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding us so as to make an informed investment decision. More specifically, we had a reasonable basis to believe that each purchaser was an “accredited investor” as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in our securities.

DESCRIPTION OF SECURITIES

General

Our authorized capital consists of 50,000,000 shares of common stock, par value $0.0001 per share. At April 2, 2008, there were 15,445,075 outstanding shares of common stock and no outstanding shares of preferred stock. Set forth below is a summary description of certain provisions relating to our capital stock contained in our Certificate of Incorporation and By-Laws and under the Delaware General Corporate Law (“DGCL”). The summary is qualified in its entirety by reference to our Certificate of Incorporation and By-Laws and the DGCL.

Common Stock

Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable. We currently do not accumulate money on a regular basis in a separate custodial account, commonly referred to as a sinking fund, to be used to redeem debt securities.

Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock

The Company has no class of capital stock designated as preferred stock.

Transfer Agent

Our transfer agent is Computershare, 1745 Gardena Avenue, Glendale, CA 91204-2991.

Limitation Of Liability: Indemnification

Our Certificate of Incorporation provides that our directors shall not be liable to our stockholders or us for monetary damages for breach of fiduciary duty as a director.

Our Certificate of Incorporation provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any legal action, suit or proceeding, whether criminal, civil, administrative or investigative, whether such legal action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was our director or officer, or serves or served at our request as a director or officer, of another corporation, partnership, joint venture, trust or any other enterprise. In addition, our certificate of incorporation provides for indemnification of any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was our director or officer and is or was serving as our fiduciary, or otherwise rendering to, any employee benefit plan relating to us. Our indemnification obligation in the certificate of incorporation is permitted under Section 145 of the General Corporation Law of the State of Delaware.

Anti-Takeover Effects Of Provisions Of The Certificate Of Incorporation

The authorized but unissued shares of our common are available for future issuance without our stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of EAU that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with our Board of Directors’ desires. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2007 and 2006 included in this prospectus have been audited by HJ & Associates LLC, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Arnall Golden Gregory LLP will pass upon the validity of the shares of common stock offered hereby for us.

HOW TO GET MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

FINANCIAL INFORMATION

EAU TECHNOLOGIES, INC.

REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Balance Sheets	F-3 - F-4

Statements of Operations	F-5 - F-6

Statements of Changes in Stockholders’ Equity (Deficit)	F-7 - F-8

Statements of Cash Flows	F-9 - F-10

Notes to Financial Statements	F-11 - F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
EAU Technologies, Inc.
Kennesaw, Georgia

We have audited the balance sheets of EAU Technologies, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders equity (deficit) and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EAU Technologies, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of EAU Technologies, Inc.’s internal control over financial reporting as of December 31, 2007 and, accordingly, we do not express an opinion thereon.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has a working capital deficit as well as a deficit in stockholders equity. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
March 24, 2008

EAU TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,413,744	$206,094
Accounts receivable, net	61,196	134,225
Accounts receivable - related party, net	357,615	219,479
Prepaid expense	30,600	15,641
Inventory, net	2,814,533	2,502,263

Total current assets	4,677,688	3,077,702

PROPERTY AND EQUIPMENT, net of
accumulated depreciation of $220,064 and $406,919	206,554	633,477

OTHER ASSETS
Deposits	11,658	27,344
Restricted cash	240,000	-
Note receivable	150,000	-
Intellectual property	61,558	1,191,238

Total other assets	463,216	1,218,582

Total assets	$5,347,458	$4,929,761

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

BALANCE SHEETS (Continued)

	December 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$287,183	$738,666
Accrued expenses	645,054	560,166
Warranty reserve	122,000	102,362
Advance - related party	500,000	-
Advance deposits on machine orders - related party	697,500	697,500
Current portion of long-term debt	19,841	17,778
Senior convertible note payable - related party, current portion net of discounts of $708,333 and $0	2,291,667	-

Total current liabilities	4,563,245	2,116,472

LONG TERM LIABILITIES
Long term debt, net of current portion	59,045	79,424
Senior convertible note payable - related party, net of discounts of $0 and $1,708,333	-	1,291,667
Deferred licensing revenue - related party	541,667	741,667
Derivative liability - related party	6,758,074	4,639,312

Total long term liabilities	7,358,786	6,752,070

Total Liabilities	11,922,031	8,868,542

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $.0001 par value; 50,000,000 shares authorized; 15,105,650 and 12,313,341 issued and outstanding, respectively	1,511	1,232
Additional paid in capital	35,406,545	27,151,279
Accumulated deficit	(41,982,629)	(31,091,292)

Total stockholders’ equity (deficit)	(6,574,573)	(3,938,781)

Total liabilities and stockholders’ equity (deficit)	$5,347,458	$4,929,761

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS
	For the Year Ended
	December 31,
	2007	2006
SALES, NET - RELATED PARTY	$717,503	$1,124,560

SALES, NET	161,096	25,912

TOTAL SALES	878,599	1,150,472

COST OF GOODS SOLD	519,751	782,603

GROSS PROFIT	358,848	367,869

OPERATING EXPENSES
Depreciation and amortization	210,463	93,814
Research and development	140,944	335,853
General and administrative	8,260,609	6,638,052

Total operating expenses	8,612,016	7,067,719

LOSS FROM OPERATIONS	(8,253,168)	(6,699,850)

OTHER INCOME (EXPENSE)
Interest expense	(1,122,930)	(1,161,485)
Interest income	31,272	22,778
Sale of technology license	500,000	-
Gain (loss) on derivative liability	(2,118,761)	714,404
Gain (loss) on sale of assets	(1,816)	72,736
(Loss) on investments	-	(374,075)
Other income (expense)	39,024	(9,448)

Total other income (expense)	(2,673,211)	(735,090)

LOSS BEFORE PROVISION FOR INCOME TAXES	(10,926,379)	(7,434,940)

PROVISION FOR INCOME TAXES	-	-

LOSS FROM CONTINUING OPERATIONS	(10,926,379)	(7,434,940)

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (continued)

	For the Year Ended
	December 31,
	2007	2006
DISCONTINUED OPERATIONS:

Loss from operations of discontinued operations (Net of $0 in income taxes)	(604,985)	(1,080,367)

Gain (Loss) on disposal of discontinued operations (Net of $0 in income taxes)	640,027	(50)

GAIN (LOSS) FROM DISCONTINUED OPERATIONS	35,042	(1,080,417)

NET LOSS	$(10,891,337)	$(8,515,357)

GAIN (LOSS) PER SHARE

Continuing operations	(0.79)	(0.71)

Discontinued operations	0.00	(0.10)

Total net loss per share	$(0.79)	$(0.81)

WEIGHTED AVERAGE OF SHARES OUTSTANDING	13,837,978	10,541,203

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY(DEFICIT)

			ADDITIONAL
	COMMON STOCK		PAID IN	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL

Balance, December 31, 2005	9,322,825	$933	$19,838,331	$(22,575,935)	$(2,736,671)

Issuance of 76,670 shares for services at $2.58 per share	76,670	8	197,801	-	197,809

Issuance of 25,000 shares for services at $2.30 per share	25,000	3	57,497	-	57,500

Issuance of 1,600,000 shares for cash of $4,000,000, less offering costs of $240,000	1,600,000	160	3,759,840	-	3,760,000

Issuance of 75,000 shares for cash option exercise of $0.01 per share.	75,000	7	743	-	750

Adjustment to reconcile prior PIPE offering	-	-	(3)	-	(3)

Issuance of 60,000 shares to pay liability valued at $205,200	60,000	6	205,194	-	205,200

Issuance of 1,153,846 shares for cash of $1,500,000, less offering costs of $30,000	1,153,846	115	1,469,885	-	1,470,000

Issuance and vesting of options and warrants for services	-	-	1,621,991	-	1,621,991

Net loss for the year ended Dec. 31, 2006	-	-	-	(8,515,357)	(8,515,357)

Balance, December 31, 2006	12,313,341	$1,232	$27,151,279	$(31,091,292)	$(3,938,781)

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY(DEFICIT)

			ADDITIONAL
	COMMON STOCK		PAID IN	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balance, December 31, 2006	12,313,341	$1,232	$27,151,279	$(31,091,292)	$(3,938,781)

Issuance of 1,153,846 shares for cash of $1,500,000	1,153,846	115	1,499,885	-	1,500,000

Issuance of warrants to Water Sciences, a related party (See Note 10)	-	-	3,974,885	-	3,974,885

Issuance 100,000 shares for cash of $50,000 or $0.50 per share due to exercise of warrants	100,000	10	49,990	-	50,000

Issuance 1,538,463 shares for cash of $2,000,000 or $1.30 per share due to exercise of warrants by Water Sciences, a related party	1,538,463	154	1,999,846	-	2,000,000

Vesting of various options for services during the year	-	-	730,660	-	730,660

Net loss for the year ended December 31, 2007	-	-	-	(10,891,337)	(10,891,337)

Balance, December 31, 2007	15,105,650	$1,511	$35,406,545	$(41,982,629)	$(6,574,573)

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year ended December 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,891,337)	$(8,515,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	210,463	93,814
Bad debt expense	6,594	13,197
Common stock issued for services	-	255,309
Warrants and options granted	4,705,545	1,621,991
Discount of note payable	1,000,000	1,000,000
(Gain) Loss on disposal of discontinued operations	(640,024)	50
Loss on disposal of assets	1,816	98,827
Loss on investments	-	374,075
Gain on settlement of debt	-	(14,597)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(28,096)	83,492
(Increase) decrease in accounts receivable - related party	(138,136)	(218,418)
(Increase) in pre-paid expense	(14,959)	(15,641)
Decrease (increase) in inventory	(325,479)	(466,756)
(Increase) decrease in deposits	1,658	(10,000)
(Increase) in restricted cash	(240,000)	-
Increase (decrease) in accounts payable	(296,020)	(592,329)
Increase (decrease) in accrued expenses	110,830	418,607
Increase (decrease) in warranty reserve	19,638	5,562
Increase in advance deposits on machine orders - related party	-	697,500
(Decrease) in deferred revenue	(200,000)	(200,000)
Increase (decrease) in derivative liability	2,118,762	(714,404)
Net cash used in continuing operations	(4,598,745)	(6,085,078)
Net cash used in discontinued operations	(116,453)	(19,510)
Net cash used in operating activities	(4,715,198)	(6,104,588)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	2,150,000	-
Acquisition of property and equipment	(84,958)	(49,771)
Investments	-	456,201
Issuance of note receivable	(150,000)	-
Intellectual property disbursements	(16,988)	(8,415)
Net cash provided in continuing operations	1,898,054	398,015
Net cash provided (used) in discontinued operations	(6,890)	31,847
Net cash provided (used) in investing activities	1,891,164	429,862
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	(18,316)	(31,275)
Advances for purpose of exercising warrants - related party	500,000	-
Proceeds from issuance of common stock - related party	3,500,000	5,230,747
Proceeds from issuance of common stock	50,000	-
Net cash provided by financing activities	4,031,684	5,199,472
NET INCREASE (DECREASE) IN CASH	1,207,650	(475,254)
CASH and cash equivalents, beginning of period	206,094	681,348

CASH and cash equivalents, end of period	$1,413,744	$206,094

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

(Continued)

	Year ended December 31,
	2007	2006
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$37,296	$57,463
Income Taxes	$-	$-
Supplemental Disclosures of Non-cash Investing and Financing Activities
Common stock issued on conversion of liabilities	$-	$205,200
Common stock issued for services	$-	$255,309
Warrants and stock options granted	$4,705,545	$1,621,991

The accompanying footnotes are an integral part of these financial statements

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

Business Description - EAU Technologies, Inc. (the “Company” or “EAU”), was incorporated on March 6, 2000, under the laws of the state of Delaware and commenced operations in September, 2000 as Primacide, Inc. On May 10, 2001, the Company changed its name from Primacide, Inc., to Electric Aquagenics Unlimited, Inc. On January 17, 2007 the Company changed its name from Electric Aquagenics Unlimited, Inc. to EAU Technologies, Inc. The Company is in the business of developing, manufacturing and marketing equipment that uses water electrolysis to create fluids. These fluids have various commercial applications and may be used in commercial food processing organic or non-organic agricultural and consumer products that clean, disinfect, remediate, hydrate and moisturize. These products, which the Company intends to market nationally and internationally, are for commercial and residential use. The Company is a successor enterprise to another company, Primacide, LLC, which was founded by certain of the Company’s founders in 1998. The Company was organized with an insignificant carrying amount of the assets of Primacide, LLC. The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Receivables - Receivables represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and are reduced to their estimated net realizable value. The Company estimates allowances for doubtful accounts based on the aged receivable balances and historical losses. The Company charges off uncollectible accounts receivable when management estimates no possibility of collecting the related receivable.

Inventory - Inventory, consisting primarily of finished goods, is stated at the lower of cost or market; cost is determined on first-in, first-out (FIFO) method.

Property and Equipment, and Depreciation - Property and equipment are recorded at historical cost. Expenditures for additions and major improvements that extend the life of the asset are capitalized, whereas the cost of maintenance and repairs are expensed as incurred. The Company is currently testing its system with multiple dairies. Upon completion of the tests, and once the lease for the system has started, the cost of the system will be transferred from Inventory to Property and equipment. Depreciation is computed on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Depreciation expense for the years ended December 31, 2007 and 2006 was $210,463 and $93,814, respectively. In September 2005, the Company pledged all the assets of the Company as collateral for the Senior Convertible Note, payable to Water Science, a related party.

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets are reported at the lower of carrying or fair value less costs to sell.

Fair Value of Financial Instruments - The carrying values of cash on hand, receivables, payables and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition of Sales and Costs of Goods Sold - The Company records sales of its products based upon the terms of the contract; when title passes to its customers; and, when collectibility is reasonably assured. The Company provides an allowance for sales returns based on current and historical experience. Cost of goods sold consists of the purchase price of products sold including inbound shipping charges.

Warranties - The Company warrants its products against defects in materials and workmanship for a period of three years. The Company has accrued a reserve for these anticipated future warranty costs.

Advertising Costs - The Company expenses advertising costs as incurred. The Company expensed approximately $112,000 and $250,000, during the years ended December 31, 2007 and 2006, respectively.

Income Taxes - Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development - Research and development costs are expensed as incurred. Research and development expenses for the years ended December 31, 2007 and 2006 were approximately $141,000 and $349,000, respectively.

Patents, Trademarks and Intellectual Property - Patents, trademarks and intellectual property, consisting of trade secrets and formulas, are recorded in accordance with SFAS No. 142. As such, patents and trademarks are initially measured based on their fair values. Patents and trademarks will be amortized on a straight-line basis over its estimated life. Currently, we do not have any patents in force to begin amortizing. Intellectual property with indefinite lives is not amortized, but the carrying amounts of these assets are reviewed for impairment at least annually. The Company reviewed these assets for impairment at December 31, 2007 and determined the no impairment was indicated.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Loss - The Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in the financial statements. For the year ended December 31, 2007 and 2006, the Company had no other component of comprehensive income or loss other than the net loss as reported in the statement of operations.

Earnings Per Share - The Company adopted SFAS No. 128, “Earnings per Share” (“SFAS 128"), which is effective for annual periods ending after December 15, 1997.  Earnings per share (EPS) are computed based on the weighted average number of shares actually outstanding.  No changes in the computation of diluted earnings per share amounts are presented because warrants granted would have been anti-dilutive due to the Company’s net reported loss.

Stock Based Compensation -  The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payments to employees and directors including employee stock options and stock purchases related to the Company’s employee stock option and award plans based on estimated fair values.

Recently Enacted Accounting Standards: In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, an amendment of APB Opinion 20 and FASB Statement No. 3,” which changes the requirements for accounting for and reporting on a change in accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of SFAS No. 154 will not have a material impact on our results of operations.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets, an amendment of FASB No. 140,” which modifies the accounting for and reporting of servicing asset and servicing liabilities. This statement is effective as of the beginning of our first fiscal year that begins after September 15, 2006. SFAS No. 156 is not currently applicable to the company and, we believe that the adoption of SFAS No. 156 will not have a material impact on our results of operations.

In June 2006, the FASB issued Financial Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.” FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We have noted that the Company has one item that would be subject to FIN 48, in that the Company has yet to file past tax returns. The Company is working with the accounting firm to have all returns filed no later than the end of the second quarter. We believe that the adoption of FIN 48 will not have a material impact on our results of operations due to the ongoing net losses incurred by the Company, which will offset any taxable income that may arise.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” that provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. This standard will be effective for financial statements issued for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of applying the various provisions of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact the adoption of SFAS 159 may have on our financial statements.

Reclassification - The financial statements for periods prior to December 31, 2007, have been reclassified to conform to the headings and classifications used in the December 31, 2007, financial statements.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company occasionally maintains cash balances in excess of the $100,000 federally insured limit. To date, the Company has not incurred, and the Company’s management does not currently expect to incur, any losses associated with its cash balances.

The Company extends unsecured credit to its customers in the normal course of business. Periodically, the Company performs credit evaluations of its customers’ financial condition for determination of doubtful accounts.

For the year ended December 31, 2007, sales to one customer, a related party, represented approximately 82% of the Company’s total net sales. Approximately 81% of the Company’s outstanding receivables were attributable to one customer, a related party, as of December 31, 2007.

For the year ended December 31, 2006, sales to one customer, a related party, represented approximately 56% of the Company’s total net sales. Approximately 78% of the Company’s outstanding receivables were attributable to two customers, one related party and one non-related party, as of December 31, 2006.

NOTE 3 - RESTRICTED CASH

In November 2006 the Company entered into an employment agreement with Wade Bradley, the Company’s CEO. Pursuant to the agreement the Company deposited $240,000 with an escrow agent in January 2007. The Company has recognized this amount as restricted cash on the Company’s financial statements. The Company recognized $9,540 in interest income from the escrow account for the year ended December 31, 2007.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOTE 4 - TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following at December 31:

	2007	2006
Trade Accounts Receivable	$86,196	$159,225
Trade Accounts Receivable - Related Party	357,615	219,479
Less allowance for doubtful accounts	(25,000)	(25,000)

	$418,811	$353,704

Bad debt expense for the years ended December 31, 2007 and 2006 was $6,894 and $13,197, respectively.

NOTE 5 - INVENTORIES

The composition of inventories is as follows at December 31:

	2007	2006
Finished goods	$1,887,934	$543,336
Raw materials	1,326,599	2,375,062
Allowance for obsolete inventory	(400,000)	(416,135)

	$2,814,533	$2,502,263

The Company has established an allowance for obsolete inventory. Expense for obsolete inventory was $132,613 and $121,303, for the years ended December 31, 2007 and 2006, respectively, and is included in Cost of Goods Sold.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2007	2006
Machinery and equipment	$287,710	$754,921
Vehicles	19,966	4,650
Furniture and fixtures	64,442	50,824
ER Systems	22,364	-
Leasehold improvements	32,136	230,001

Total property and equipment	426,618	1,040,396

Less: accumulated depreciation	(220,064)	(406,919)

Property and equipment, net	$206,554	$633,477

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOTE 7 - PATENTS, TRADEMARKS AND INTELLECTUAL PROPERTY

Patents, trademarks and intellectual property consisted of the following at:

	December 31,
	2007	2006
Patents and trademarks	$61,558	$68,380
Intellectual property	-	1,122,858

Net	$61,558	$1,191,238

NOTE 8 - RELATED PARTY TRANSACTIONS

Sales to Affiliates - In September 2005, Water Science, a related party, paid to the Company $1,000,000 for the exclusive rights to sell our products in South America and Mexico. The agreement allows for a pro-rated refund during the first 5 years under certain circumstances. The Company recognizes income from this agreement over the first 5 years of the agreement. The Company recognized $200,000 in each of the years ended December 31, 2007 and 2006. This agreement also gives Water Science the rights to purchase machinery from the Company at cost plus 25 percent. During the year ended December 31, 2007, the Company sold two large water generators, three small water generators and related parts to Water Science for $517,503. Further, the Company has received and recorded $697,500 in advance deposits from Water Science on machine orders at December 31, 2007. In connection with the sales of the machines and products, the Company has recorded approximately $357,615 in accounts receivable at December 31, 2007. During the year ended December 31, 2006, the Company sold four large water generators, one small water generator and related parts to Water Science for $660,141. The Company also sold approximately $239,419 in products to an entity related to Water Science.

Senior Note Payable - In September 2005, the Company entered into a Senior Convertible Note with Water Science in exchange for $3,000,000 (see Note 10). Due to the discount of this note and the beneficial conversion feature, the Company has recognized $1,000,000 in interest expense for the years ended December 31, 2007 and 2006. The exercise price of these warrants is to be adjusted if the Company should issue stock for less than the original exercise price. Due to this feature wherein the conversion price is reset if shares are issued at a price less than the fixed conversion price, and pursuant to EITF 00-19, the Company accounts for the warrants and convertible debt feature as a derivative liability with changes in fair value being recorded in the income statement. The Company recorded a loss of $2,118,761 due to the issuance of new warrants to Water Science in May 2007 (see Note 10) and the change in the fair market value at December 31, 2007. The Company recorded a gain of $714,404 in the change of the derivative liability to fair market value for the year ended December 31, 2006.

Licensing Fee -In September 2005, the Company received $1,000,000 in exchange for providing Water Science exclusive licensing and distribution rights for a five-year term for a specified market area. The agreement provides termination rights by Water Sciences and a pro rata refund of the fee. The Company recognizes the fee on a pro rata basis over the life of the agreement. The Company recognized $200,000 in each of the years ended December 31, 2007 and 2006.

Advances from Related Party - In April 2007, Water Science advanced $1,000,000 to the Company. In June 2007 and August 2007, Water Science advanced an additional $1,000,000 to the Company. These advances were used to exercise warrants in October 2007, see Note 10. In October 2007, Water Science advanced $500,000.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

Escrow Arrangement with Chief Executive Officer - In October 2006, the Company entered into an escrow agreement with the Chief Executive Officer. Pursuant to the escrow agreement, to secure the Company’s obligation to make the Severance Payment, the Company is required to deposit, at its election, either (1) cash in the amount of $240,000 or (2) an irrevocable letter of credit with a face amount of $240,000, with an agreed upon escrow agent who shall hold such funds (or letter of credit) in escrow. In January 2007, the Company deposited $240,000 in cash with an escrow agent.

Advances - Periodically throughout the year, the Company advances officers and employees cash for certain reimbursable expenses. As of December 31, 2007 and 2006, the Company had advances to employees or officers in the amount of $5,500 and $1,000, respectively.

Employee Options - In December 2007, the Company granted 480,260 options to various employees. The options are for a term of ten (10) years and have an exercise price of $1.30 per share. The options vest over a period of four (4) years. The warrants were valued using the Black-Scholes model with the following assumptions: risk free rate of 4.64%, volatility at 87.06% and the stock price at $1.30. The value of each warrant is approximately $1.13 per warrant. The Company recognized $19,594 during the year ended December 31, 2007.

In November 2007, the Company granted 530,000 options to Douglas Kindred, in connection with the appointment of Mr. Kindred as Chief Technology Officer. The options are for a term of ten (10) years and have an exercise price of $1.30 per share. The options vest over a period of four (4) years. The warrants were valued using the Black-Scholes model with the following assumptions: risk free rate of 4.28%, volatility at 85.99% and the stock price at $1.01. The value of each warrant is approximately $0.85 per warrant. The Company recognized $33,892 during the year ended December 31, 2007.

In October 2006, the Company granted 500,000 options to Mr. Wade Bradley, the Company’s CEO, pursuant to his employment agreement. The options vest over four years and have an exercise price of $1.30 per share. (See Note 12)

Product Supplier Agreement - The Company entered into an amended exclusive licensing and product supplier agreement with Zerorez, an affiliated entity, to provide Zerorez with its Primacide water solutions and water generator for its carpet cleaning franchisees. The Company is committed to sell to Zerorez the Primacide B water generator over the next 5 years under the agreement, ending on December 31, 2011. The agreement allows for the automatic renewal of the agreement for three (3) terms of five year terms, unless both parties agree to the cancellation of the agreement. The Company did not make any sales to Zerorez during 2007. The Company received $25,000 from sales of machines to Zerorez in 2006.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOTE 9 - WARRANTY RESERVE

The Company warrants its products against defects in materials and workmanship for a period of three years. The Company reviews the historical experience of failure rates and estimates the rate of warranty claims that will be made and has accrued a warranty reserve for these anticipated future warranty costs. If actual results differ from the estimates, the Company would adjust the estimated warranty liability. Changes in the warranty reserve are as follows:

	For the Year Ended December 31,
	2007	2006
Warranty reserve at beginning of period	$102,362	$96,800
Costs accrued for additional warranties	44,000	62,000
Service obligations honored	(24,362)	(56,438)

Warranty reserve at end of period	$122,000	$102,362

NOTE 10 - SENIOR CONVERTIBLE DEBT

In September 2005, the Company entered into a Senior Convertible Note (“the Note”) with Water Science, a related party, in exchange for $3,000,000. Pursuant to the debt agreement, the Note accrues interest at the rate of 3% per annum and is due, principal and interest together, on September 16, 2008. No principal or interest payments need to be paid during the loan period. The Note may be converted into 1,000,000 shares of the Company’s $0.0001 par value common stock prior to the maturity date, and at any time, by the holder at a price per share equal to $3.00 per share, subject to certain other conversion adjustments. The Company granted a security interest in all of the Company’s assets as collateral for the loan. In connection with the issuance of the Note, the Company also granted a three year warrant to purchase up to two million shares of the Company’s $0.0001 par value common stock with an exercise price of $2.76 per share.

In May 2007, the Company entered into a termination agreement related to the cancellation and reissuance of the existing warrants (“Original Warrants”) to purchase a total of 8.4 million shares of $0.0001 par value common stock of the Company, at a price of $2.76 per share, held by Water Science. The Company granted to Water Science replacement warrants to purchase 8.4 million shares of common stock at a price of $1.30 per share, with an expiration date of May 9, 2010. The Company has a right to require Water Science to exercise warrants for up to 3,230,769 shares; the Company may exercise the put right from time to time, but not more often than once per month.

The exercise price of these warrants is to be adjusted if the Company should issue stock for less than the original exercise price. Due to this feature wherein the conversion price is reset if shares are issued at a price less than the fixed conversion price, and pursuant to EITF 00-19, the Company has elected to bifurcate the conversion feature from the debt host, and accounts for the feature as a derivative liability with changes in fair value being recorded in the income statement. As of December 31, 2007 and 2006, the value of the derivative liability was $6,758,074 and $4,639,312. The Company recorded a loss of approximately $2,118,761 in the change of the derivative liability to fair market value for the year ended December 31, 2007 and a gain of $714,404 in the change of the derivative liability to fair market value for the year ended December 31, 2006.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 - LONG TERM DEBT

Long-term debt consisted of the following at:
	December 31,
	2007	2006
Unsecured note payable to unrelated third party, payable in monthly installments of $1,500, including interest of approximately 22%, due October 2012	$39,443	$48,601

Unsecured note payable to unrelated third party, payable in monthly installments of $1,500, including interest of approximately 22%, due October 2012	39,443	48,601

Total debt	78,886	97,202

Less: current portion	(19,841)	(17,778)

Long term debt	$59,045	$79,424

Maturities of the notes payable are as follows:

Year Ending December 31,	Amount
2008	19,841
2009	25,565
2010	33,480
2011	-
Thereafter	-
$78,886

NOTE 12 - COMMON STOCK

On October 25, 2006, the Company entered into a stock purchase agreement with Peter F. Ullrich, a shareholder of the Company, whereby Mr. Ullrich agreed to purchase a total of 2,307,692 newly issued shares of $0.0001 par value common stock of the Company for a purchase price of $1.30 per share in a private transaction, for total consideration of $3,000,000. Under the terms of the agreement, Mr. Ullrich purchased 1,153,846 shares on October 25, 2006 and the remaining 1,153,846 shares on January 2, 2007.

On May 9, 2007, Peter F. Ullrich and Water Science LLC (“WS”), shareholders of EAU Technologies, Inc., entered into an agreement (the “Termination Agreement”) for the cancellation and reissuance of existing warrants held by WS (“Original Warrants”) to purchase a total of 8.4 million shares of the Company’s common stock. In the Termination Agreement, the parties agreed as follows:

•	The Original Warrants were cancelled.

•
The Company granted to WS replacement warrants (“Replacement Warrants”) to purchase a total of 8.4 million shares of common stock at an exercise price of $1.30 per share, with an expiration date of May 9, 2010.

•
The Company has a right (“Put Right”) to require WS to exercise one of the Replacement Warrants for up to 3,230,769 shares. The Company may exercise the Put Right from time to time, but not more often than once per month. The value of the Put warrants was valued using the Black-Scholes model. The value of each warrant was $1.23, or a total of $3,974,885.

•	The warrant shares are subject to an amended registration rights agreement.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - COMMON STOCK - (Continued)

On May 7, 2007, the Company issued 100,000 shares of common stock to an individual who exercised 100,000 warrants for $50,000 or $0.50 per share.

In October 2007, Water Science LLC exercised a portion of its warrants for $2,000,000 and the Company issued 1,538,463 shares of common stock to Water Science, at an exercise price of $1.30 per share.

In October 2006, the Company granted 500,000 options to Wade R. Bradley in connection with the appointment of Mr. Bradley as Chief Executive Officer and President. The options are for a term of ten (10) years and have an exercise price of $1.30 per share. The options vest over a period of four (4) years. The warrants were valued using the Black-Scholes model with the following assumptions: risk free rate of 4.71%, volatility at 81.29% and the stock price at $1.46. The value of each warrant is approximately $1.25 per warrant. The Company recognized $332,533 and $63,216 during the years ended December 31, 2007 and 2006, respectively, as consulting expense.

In October 2006, the Company sold and issued to Peter F. Ullrich, the managing director of Water Science, LLC and a major shareholder, a total of 1,153,846 shares of the Company’s $0.0001 par value common stock for a total of $1.5 million cash, or $1.30 per share. As part of the transaction, Mr. Ullrich and Water Science agreed that this transaction would not cause an adjustment to the conversion price of the Senior Convertible Note issued to Water Science in September 2005, nor would it cause an adjustment to the exercise price of the warrants granted to Water Science in September 2005. The Company paid $30,000 to a placement agent in connection with this stock sale, which was netted against the proceeds.

In August 2006, the Company issued 75,000 shares of the Company’s common stock to three employees (25,000 shares each) upon their exercising of outstanding stock options. Each option was exercised at $0.01 per share. The Company received proceeds of $750.

In May 2006, the Company sold and issued to Water Science, LLC, a Florida limited liability company (“Water Science”), a total of 1,600,000 shares of the Company’s $0.0001 par value common stock for a total of $4 million cash, or $2.50 per share. As part of the transaction, Water Science agreed that this transaction would not cause an adjustment to the conversion price of the Senior Convertible Note issued to Water Science in September 2005, nor would it cause an adjustment to the exercise price of the warrants granted to Water Science in September 2005. The Company also granted to Water Science warrants to purchase up to 6,400,000 shares of the Company’s $0.0001 par value common stock in exchange for the payment of $2.76 per share.  The Company paid $240,000 to a placement agent in connection with this stock sale, which was netted against the proceeds.

In May 2006, the Company granted 500,000 warrants to purchase common stock for consulting services. The warrants are for a term of five (5) years and have an exercise price of $2.76 per share. The warrants were valued using the Black-Scholes model with the following assumptions: risk free rate of 4.99%, volatility at 59.76% and the stock price at $1.95. The value of each warrant is approximately $0.92 per warrant. The Company recognized $459,552 in the second quarter of 2006 as consulting expense.

In April 2006, the Company issued 25,000 shares of the Company’s common stock to an employee for services valued at $2.00 per share, or $57,500.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - COMMON STOCK (continued)

In January 2006, the Company issued a total of 76,670 shares of the Company’s common stock for services to three consultants valued at $2.58 per share or $197,809.

During the year ended December 31, 2006, the Company granted 775,000 options to employees to purchase common stock in the Company for services. The Company also recognized an expense of $1,162,439 related to past options granted to employees pursuant to FAS 123(R).

STOCK INCENTIVE PLAN - In October 2007, the Company’s board of directors approved its 2007 Stock Incentive Plan (“the Plan”) upon shareholder approval. In December 2007, the Company’s shareholders approved the Plan. Under the plan, the Company may issue up to 2,250,000 shares of both Incentive Stock Options to employees only and Non-Qualified Stock Options to employees and consultants at its discretion. As of December 31, 2007 the Company issued 480,260 options under the plan.

A summary of the status of the options and warrants granted at December 31, 2007 and 2006, and changes during the years then ended is presented below.

	For the years ended December 31,
	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	11,925,793	2.57	4,678,293	2.77
Granted	9,410,260	3.21	7,900,000	2.58
Exercised	(1,638,463)	1.25	(75,000)	0.01
Expired or cancelled	(9,055,751)	2.76	(577,500)	3.00
Outstanding at end of period	10,641,839	1.55	11,925,793	2.57
Weighted average fair value of options exercisable	9,331,579	1.58	11,425,793	2.57

A summary of the status of the options and warrants outstanding at December 31, 2007 is presented below:

	Options and Warrants Outstanding			Options and Warrants Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$.01-.50	535,000	1.7 years	$0.03	535,000	$0.03
1.00 - 1.99	8,586,797	3.3 years	1.31	7,276,537	1.31
2.00 - 2.99	695,000	6.7 years	2.65	695,000	2.65
3.00 - 3.99	306,666	5.6 years	3.43	306,666	3.43
4.00 - 4.99	255,000	1.9 years	4.00	255,000	4.00
5.00 - 5.50	263,376	1.9 years	5.15	263,376	5.15

$.01-5.50	10,641,839	3.5 years	$1.55	9,331,579	$1.58

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 - COMMON STOCK (continued)

The fair value of each warrant granted is estimated on the date granted using the Black-Scholes pricing model, with the following assumptions used for the grants during 2007: risk-free interest rate of between 4.28% and 4.64%, expected dividend yield of zero, expected lives of three to ten years and expected volatility of between 72.07% and 87.06%. The following assumptions were used for options granted during 2006: risk-free interest rate of between 4.60% and 5.02%, expected dividend yield of zero, expected lives of three to ten years and expected volatility of between 59.76% and 91.21%.

NOTE 13 - INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards. At December 31, 2007 and 2006, the total of all deferred tax assets was approximately $12,521,000 and $10,361,000, respectively, and the total of the deferred tax liabilities was approximately $0 and $0, respectively. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the deferred tax assets, the Company established a valuation allowance of approximately $12,521,000 and $10,361,000 as of December 31, 2007 and 2006, respectively, which has been offset against the deferred tax assets. The net change in the valuation allowance during the year ended December 31, 2007, was $2,160,000.

The Company has available at December 31, 2007, unused tax operating loss carryforwards of approximately $25,500,000, which may be applied against future taxable income and expire in various years through 2027.

The components of income tax expense from continuing operations for the years ended December 31, 2007 and 2006 consist of the following:
	Year Ended December 31,
	2007	2006
Current income tax expense:
Federal	$-	$-
State	-	-

Net current tax expense	-	-

Deferred tax expense (benefit) arising from:
Excess of tax over financial accounting depreciation	$66,786	$32,024
Accrued compensation and taxes	(95,354)	69,826
Reserve for bad debts	-	1,865
Derivative liability	(2,520,762)	-
Warranty reserve	(7,325)	(2,075)
Deferred income	74,600	74,600
Obsolete inventory	6,018	(35,858)
Net operating loss carryforwards	(1,413,806)	(2,468,710)
Other	(62,432)	-
Valuation allowance	3,952,273	2,328,328

Net deferred tax expense	$-	$-

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - INCOME TAXES (continued)

Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

The temporary differences gave rise to the following deferred tax asset (liability) at December 31, 2007 and 2006:

	December 31,
	2007	2006
Excess of tax over book accounting depreciation	$(87,811) $	(21,025)
Obsolete inventory	149,200	155,218
Accrued compensation and payroll taxes	102,068	6,714
Warranty reserve	45,506	38,181
Contribution carryover	7,124	7,124
Deferred income	202,042	276,642
Reserve for bad debt	9,325	9,325
NOL carryforwards	9,510,814	8,097,009
Derivative liability	2,583,192	-

The Company files income tax returns in the U.S. federal jurisdiction, and North Carolina, Georgia, and Utah. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Company has not filed a tax return since the 2003 year. Minimum state tax payments have accrued in states for which the company has operated since 2004. Upon filing all amounts paid will be subject to penalties and interest according to the state tax jurisdiction. The statute of limitations remains open on all years from 2004 going forward. The statute will not begin to run until the Company files the tax returns. Once the returns have been filed the IRS will have 3 years to examine and adjust the amounts reported.

The company operates at a loss and will only be liable for minimum state tax payments once returns are filed. No unrecognized liability will be added to the Company’s balance sheet for the un-filed returns as the amounts reported are an immaterial amount.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$0
Additions based on tax positions related to the current year	0
Additions for tax positions of prior years	0
Reductions for tax positions of prior years	0
Settlements	0
Balance at December 31, 2007	$0

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 13 - INCOME TAXES (continued)

At December 31, 2007, there are no tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2007 and 2006, the Company recognized approximately $1,127,296, and $1,134,796 in interest. The Company had approximately $6,964,074 and $4,755,312 for the payment of interest accrued at December 31, 2007 and 2006, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended exclusive licensing and product supplier agreement with Zerorez, an affiliated entity, to provide Zerorez with its Primacide water solutions and water generator for its carpet cleaning franchisees. The Company is committed to sell to Zerorez the Primacide B water generator for over the next 5 years under the agreement, ending on December 31, 2011. The agreement allows for the automatic renewal of the agreement for three (3) terms of five year terms, unless both parties agree to the cancellation of the agreement.

In September 2005, the Company entered into an exclusive license and distribution agreement with Water Sciences LLC, a related party, in exchange for receiving $1,000,000 and future royalty payments. Under the agreement, the licensee was granted the exclusive right to commercialize and develop the Company’s low-cost, non-toxic electrolyzed oxidative fluids used for cleaning, disinfection, remediation and hydration and to manufacture, distribute and sell the products to certain territories within Central and South America. Royalty payments under the agreement range from 2% - 5% depending on the annual sales volume of the licensee. This agreement automatically renews each year and shall remain in effect unless sooner terminated by the Company or licensee.

Management has determined that certain stock options and warrants granted for services may not have been properly treated for income tax withholding purposes. Management is reviewing all granted options and warrants with professional tax accountants to determine the proper treatment. In addition, in the past the Company has classified several consultants and officers as independent contractors for federal and state tax purposes. This classification could be challenged by the applicable taxing authorities for some or all of these individuals. Management believes that it is reasonably estimatable and probable that the amount of liability to the Company will be approximately $255,000. The Company has estimated the potential tax liability as a range between $129,000 and $524,000.

NOTE 15 - DISCONTINUED OPERATIONS

In August 2007, the Company signed a Purchase Agreement with Perfect Water & Essentials, LLC (“PWE”) to for the sale of all of the assets of the Company’s Consumer Products division. In November 2007, the Company closed the sale of the assets of its consumer division to PWE. At the closing, PWE paid a total of $2,300,000 in cash (in addition to the cash on deposit of $50,000 applied toward the purchase price) plus $150,000 to EAU in the form of a promissory note. The note has a maturity date of November 15, 2009. During the first year of the term of the note, it shall bear no interest. Beginning on November 15, 2008, and until the note is paid in full, the note shall bear interest at the rate of 10% per annum.

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 15 - DISCONTINUED OPERATIONS (continued)

In addition to the purchase of the assets, PWE was obligated under the Asset Purchase Agreement to purchase a technology license from the Company to operate the Perfect Essentials Division (the “Technology License”). The agreement allocated $500,000 of the total purchase price to the Technology License, which was recorded as revenue for the year ended December 31, 2007. The closing took place on November 15, 2007. The Company recognized a loss from operations of discontinued operations in the amount of $604,985 and $1,108,615 for the years ended December 31, 2007 and 2006, respectively. The Company recorded a gain on disposal of discontinued operations in the amount of $640,027. The following is a summary of the operations of the division.

	For the Year Ended
	December 31,
	2007	2006
Sales, net	$722,244	$799,237
Cost of goods sold	336,337	476,912
Gross profit	385,907	322,325
Operating expenses	989,137	1,441,582
Loss from operations	(602,230)	(1,119,257)
Other income (expense)	(1,755)	10,642
Loss from discontinued operations	(604,985)	(1,108,615)
Gain on disposal of discontinued operations	640,027	-
Net income (loss) on discontinued operations	$35,042	$(1,108,615)

In September 2006, the Company sold their investment in Equilease, Inc. (“Equilease”) to EOWORP, L.L.C., (“EOWORP”) a related party. Equilease provided equipment financing for certain Zerorez franchisees, also related parties. The sole assets of Equilease were Notes Receivables. The Company was the sole owner of Equilease and had the operations of Equilease into the Company’s books. The terms of the agreement called for EOWORP to pay to the Company the current value of the Notes Receivables held by Equilease. Further, EOWORP agreed to pay off other certain payables owed to the Company by Zerorez, a related party. The total cash consideration paid to the Company was $452,559. The Company recognized income from operations of discontinued operations in the amount of $28,248 for the year ended December 31, 2006. The Company recorded a loss on disposal of discontinued operations in the amount of $50. The following is a summary of the results of operations for Equilease:

For the Year Ended
December 31,
2006
Interest Income	$28,248
Loss on discontinued operations	(50)

Net Income	28,198

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 16 - GOING CONCERN

The Company has incurred significant losses and has had negative cash flows from operations. As a result, at December 31, 2007, the Company has had a high level of equity financing transactions and additional financing will be required by the Company to fund its future activities and to support its operations. Management is seeking to obtain sufficient funding for its operations through either debt or equity financing. However, there is no assurance that the Company will be able to obtain additional financing. Furthermore, there is no assurance that rapid technological changes, changing customer needs and evolving industry standards will enable the Company to introduce new products and services on a continual and timely basis so that profitable operations can be attained. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to achieve positive sales and profit margins and control operating expenses. The Company estimates that it will need approximately $5,000,000 for the upcoming twelve months. Management plans to mitigate its losses in the near term through the further development and marketing of its trademarks, brand and product offerings.

NOTE 17 - LOSS PER SHARE

Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. At December 31, 2006, the Company had outstanding warrants and notes payable convertible into shares of common stock, which were not used in the computation of loss per share because their effect would be anti-dilutive. Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

The following data shows the amounts used in computing loss per share:

	For the years ended December 31,
	2007	2006
Net loss from Continuing Operations	$(10,926,379)	$(7,434,940)
Net income (loss) from Discontinued Operations	35,042	(1,080,417)
Total net loss	$(10,891,337)	$(8,515,357)
Net loss per share continuing operations	(0.79)	(0.71)
Net Income (loss) per share discontinued operations	0.00	(0.10)
Total net loss per share	$(0.79)	$(0.81)
Weighted average number of common shares outstanding used in loss per share for the period	13,837,978	10,541,203

EAU TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 17 - LOSS PER SHARE - (continued)

Stock Based-Compensation Expense

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payments to employees and directors including employee stock options  and stock purchases related to the Company’s employee stock option and award plans based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Option No. 25, “Accounting for Stock Issued to Employees” (“APB25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for the prior year have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2007 was $4,705,545 for stock options granted and vesting during the period. During the year ended December 31, 2006, the Company recognized $1,162,991 compensation expense related to other stock options.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Statement of Operations. Stock-based compensation expense recognized in our Statements of Operations for the year ended December 31, 2007 assumes all awards will vest, therefore no reduction has been made for estimated forfeitures.

NOTE 18 - SUBSEQUENT EVENTS

In January 2008, an officer of the Company exercised 150,000 options for $1,500 or $0.01 per share. The options were granted in 2003 for services.

In February 2008, the Compensation Committee of the Board of Directors of the Company granted $30,000 to each board member in the form of 23,077 shares of restricted stock for each director, effective on February 27, 2008. The restricted stock will vest ratably over a period of two years from the date of grant. These grants were made pursuant to the annual directors’ compensation program approved by the Board in December 2007. The Compensation Committee also granted 49,500 shares of restricted stock to various employees, which will vest one year from the date of grant.

In March 2008, the Company and the University of Georgia Research Foundation entered into a Settlement and License Amendment (the “Amendment”). The Amendment settles a dispute among the parties regarding the amount of royalties due under the License Agreement dated as of June 18, 2002 in connection with the use of the licensed technology by Water Science LLC. Under the Amendment, to settle this dispute, the Company will pay to UGARF a total of $65,000, of which $25,000 has been paid to date. The remaining $40,000 will be paid in four equal installments of $10,000 each due on the first day of the calendar quarters of 2008, aside from the initial payment, which is due within ten days of the effective date of the Amendment.